UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

  Parent and Consolidated Interim Financial Information as of and the Three-month period Ended June 30, 2020 and Report on Review of Interim Financial Information
  2Q20 Earnings Release
  Board of Directors minutes
  Notice to shareholders

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent’s Separate and Consolidated

Interim Financial Information

as of and the Three-month period

Ended June 30, 2020 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

1

Ultrapar Participações S.A. and Subsidiaries

Parent’s Separate and Consolidated

Interim Financial Information

As of and the Three-month period Ended June 30, 2020

2

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the Review of quarterly Information—ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information - ITR Form for the quarter ended June 30, 2020, which comprise the statements of financial position as of June 30, 2020 and related statements of income, comprehensive income for the three and six-month period then ended and changes in shareholder´s equity and cash flows for the six-month  period then ended, including explanatory notes.

The Company´s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1)  Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR.  Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of Review

Our review was conducted in accordance with the Brazilian and International Review Standards of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accounting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission - CVM.

3

Other matters

Interim statements of value added

The individual and consolidated interim statements of value added (DVA) for the six-month period ended June 30, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, according to the criteria defined in this Standard and consistently in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, August 12, 2020

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by
Marcio Serpejante Peppe
Accountant CRC 1SP233011/O-8

4

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Current assets
Cash and cash equivalents	4.a	1,015,432	42,580	3,805,191	2,115,379
Financial investments and hedging instruments	4.b	53,101	95,829	3,174,857	3,090,212
Trade receivables	5.a	200	-	3,008,662	3,635,834
Reseller financing	5.b	-	-	496,946	436,188
Inventories	6	-	-	2,970,181	3,715,560
Recoverable taxes	7.a	-	-	1,039,200	1,122,335
Recoverable income and social contribution taxes	7.b	53,280	49,750	436,907	325,343
Dividends receivable		213	3,074	721	3,630
Other receivables		27,864	6,321	86,580	36,765
Prepaid expenses	10	2,855	72	158,162	111,355
Contractual assets with customers – exclusive rights	11	-	-	472,985	465,454
Total current assets		1,152,945	197,626	15,650,392	15,058,055
Non-current assets
Financial investments and hedging instruments	4.b	-	-	1,467,475	506,506
Trade receivables	5.a	-	-	86,590	53,666
Reseller financing	5.b	-	-	384,095	364,748
Related parties	8.a	755,433	759,123	490	490
Deferred income and social contribution taxes	9.a	44,875	41,613	1,016,599	653,694
Recoverable taxes	7.a	-	-	1,045,787	767,360
Recoverable income and social contribution taxes	7.b	39,447	39,447	103,346	104,947
Escrow deposits	22.a	2	17	949,745	921,443
Indemnification asset – business combination	22.c	-	-	193,444	193,496
Other receivables		-	-	3,298	3,430
Prepaid expenses	10	1,987	255	87,761	69,216
Contractual assets with customers – exclusive rights	11	-	-	1,127,439	1,000,535
Total long term assets		841,744	840,455	6,466,069	4,639,531
Investments
In subsidiaries	12.a	9,745,342	10,058,456	-	-
In joint-ventures	12.a; 12.b	-	18,792	138,356	153,076
In associates	12.c	-	-	25,451	25,750
Other		-	-	2,793	2,793
		9,745,342	10,077,248	166,600	181,619
Right to use assets	13	36,664	5,799	2,135,455	1,980,912
Property, plant, and equipment	14	11,566	2,532	7,899,251	7,572,762
Intangible assets	15	251,776	246,163	1,770,450	1,762,593
Total non-current assets		10,887,092	11,172,197	18,437,825	16,137,417
Total assets		12,040,037	11,369,823	34,088,217	31,195,472

 The accompanying notes are an integral part of the interim financial information.

5

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of June 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Current liabilities
Loans, financing and hedge derivative financial instruments	16	1,009,997	-	2,335,101	867,871
Debentures	16.g	17,743	28,713	262,115	249,570
Trade payables	17	5,928	2,173	1,758,616	2,158,478
Trade payables – reverse factoring	17	-	-	779,678	541,593
Salaries and related charges	18	29,154	958	439,069	405,636
Taxes payable	19	946	389	230,881	269,922
Dividends payable	25.h	16,155	14,689	17,895	16,694
Income and social contribution taxes payable		-	-	85,701	164,757
Post-employment benefits	20.b	-	-	29,728	28,951
Provision for asset retirement obligation	21	-	-	4,283	3,847
Provision for tax, civil, and labor risks	22.a	-	-	42,096	40,455
Leases payable	13	4,271	144	238,543	206,396
Other payables		1,689	3	234,872	213,273
Deferred revenue	23	-	-	26,383	27,626
Total current liabilities		1,085,883	47,069	6,484,961	5,195,069
Non-current liabilities
Loans, financing and hedge derivative financial instruments	16	-	-	8,951,792	6,907,113
Debentures	16.g	1,723,739	1,723,368	6,215,164	6,368,168
Related parties	8.a	5,001	4,220	3,877	3,925
Deferred income and social contribution taxes	9.a	-	-	33,696	7,531
Post-employment benefits	20.b	6,515	-	247,064	243,916
Provision for asset retirement obligation	21	-	-	46,008	47,395
Provision for tax, civil, and labor risks	22.a; 22.c	280	399	846,728	884,140
Leases payable	13	34,711	5,855	1,536,733	1,382,277
Subscription warrants – indemnification	24	63,063	130,657	63,063	130,657
Provision for short-term liabilities of joint venture	12.a; 12.b	792	-	792	-
Other payables		3,634	-	150,346	190,106
Total non-current liabilities		1,837,735	1,864,499	18,095,263	16,165,228
Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	15,440	11,970	15,440	11,970
Capital reserve	25.d	595,472	542,400	595,472	542,400
Treasury shares	25.c	(485,383)	(485,383)	(485,383)	(485,383)
Revaluation reserve on subsidiaries	25.e	4,429	4,522	4,429	4,522
Profit reserves	25.f	3,995,414	3,995,414	3,995,414	3,995,414
Retained earnings		201,543	-	201,543	-
Valuation adjustments	25.g.1	(620,797)	(146,317)	(620,797)	(146,317)
Cumulative translation adjustments	25.g.2	238,549	102,427	238,549	102,427
Additional dividends to the minimum mandatory dividends	25.h	-	261,470	-	261,470
Equity attributable to:
Shareholders of the Company		9,116,419	9,458,255	9,116,419	9,458,255
Non-controlling interests in subsidiaries		-	-	391,574	376,920
Total equity		9,116,419	9,458,255	9,507,993	9,835,175
Total liabilities and equity		12,040,037	11,369,823	34,088,217	31,195,472

The accompanying notes are an integral part of the interim financial information.

6

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the six-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Net revenue from sales and services	26	-	-	37,263,372	42,431,898
Cost of products and services sold	27	-	-	(34,802,194)	(39,581,566)
Gross profit		-	-	2,461,178	2,850,332

Operating income (expenses)
Selling and marketing	27	-	-	(1,196,737)	(1,309,419)
Expected losses on doubtful accounts		-	-	(56,516)	(65,640)
General and administrative	27	-	-	(703,121)	(799,474)
Gain (loss) on disposal of property, plant and equipment and intangibles	28	-	-	20,910	(1,055)
Other operating income, net	29	556	420	160,154	46,820

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		556	420	685,868	721,564
Share of profit (loss) of subsidiaries, joint ventures and associates	12	218,142	324,557	(25,698)	(10,048)
Operating income before financial income (expenses) and income and social contribution taxes		218,698	324,977	660,170	711,516
Financial income	30	31,769	76,339	235,164	276,288
Financial expenses	30	(51,633)	(59,463)	(483,122)	(367,636)
Financial result, net		(19,864)	16,876	(247,958)	(91,348)
Income before income and social contribution taxes		198,834	341,853	412,212	620,168
Income and social contribution taxes
Current	9.b; 9.c	(170)	-	(219,632)	(259,448)
Deferred	9.b	3,261	409	26,314	2,566
		3,091	409	(193,318)	(256,882)
Net income for the period		201,925	342,262	218,894	363,286
Shareholders of the Company		201,925	342,262	201,925	342,262
Non-controlling interests in subsidiaries		-	-	16,969	21,024
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.1856	0.3156	0.1856	0.3156
Diluted	31	0.1845	0.3138	0.1845	0.3138

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Net revenue from sales and services	26	-	-	15,876,234	21,692,645
Cost of products and services sold	27	-	-	(14,825,003)	(20,286,893)
Gross profit		-	-	1,051,231	1,405,752
Operating income (expenses)
Selling and marketing	27	-	-	(582,106)	(602,724)
Expected losses on doubtful accounts		-	-	(26,241)	(93,833)
General and administrative	27	-	-	(293,240)	(415,629)
Loss on disposal of property, plant and equipment and intangibles	28	-	-	13,972	1,027
Other operating income, net	29	801	(11)	36,215	10,107

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		801	(11)	199,831	304,700
Share of profit (loss) of subsidiaries, joint ventures and associates	12	63,293	98,860	(13,270)	(3,078)
Operating income before financial income (expenses) and income and social contribution taxes		64,094	98,849	186,561	301,622
Financial income	30	(2,365)	35,172	53,113	132,139
Financial expenses	30	(30,580)	(30,318)	(133,441)	(224,315)
Financial result, net		(32,945)	4,854	(80,328)	(92,176)
Income before income and social contribution taxes		31,149	103,703	106,233	209,446
Income and social contribution taxes
Current	9.b; 9.c	-	-	(111,343)	(120,061)
Deferred	9.b	9,917	4,898	55,138	31,348
		9,917	4,898	(56,205)	(88,713)
Net income for the period		41,066	108,601	50,028	120,733
Shareholders of the Company		41,066	108,601	41,066	108,601
Non-controlling interests in subsidiaries		-	-	8,962	12,132
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.0377	0.0948	0.0377	0.0948
Diluted	31	0.0375	0.0996	0.0375	0.0996

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the six-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		06/30/2020	06/30/2019	06/30/2020	06/30/2019
Net income for the period		201,925	342,262	218,894	363,286
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	432	(295)	432	(295)
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(476,773)	15,980	(476,773)	16,001
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	1,861	(2,367)	1,861	(2,367)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g.2	136,122	(5,886)	136,122	(5,886)
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	-	238	-	238
Total comprehensive income for the period		(136,433)	349,932	(119,464)	370,977
Total comprehensive income for the period attributable to shareholders of the Company		(136,433)	349,932	(136,433)	349,932
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	16,969	21,045

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		06/30/2020	06/30/2019	06/30/2020	06/30/2019
Net income for the period		41,066	108,601	50,028	120,733
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments, net	25.g.1	430	(301)	430	(301)
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(56,739)	21,906	(56,739)	21,906
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	(640)	(2,413)	(640)	(2,413)
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g.2	14,248	(10,429)	14,248	(10,429)
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	-	-	-	-
Total comprehensive income for the period		(1,635)	117,364	7,327	129,496
Total comprehensive income for the period attributable to shareholders of the Company		(1,635)	117,364	(1,635)	117,364
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		-	-	8,962	12,132

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the six-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	-	261,470	9,458,255	376,920	9,835,175
Net income for the period		-	-	-	-	-	-	-	-	-	201,925	-	201,925	16,969	218,894
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	25.g.1	-	-	-	-	-	-	-	432	-	-	-	432	-	432
Fair value adjustments of available for financial instruments, net of income taxes (subsidiaries)	12.a; 25.g.1	-	-	-	-	-	-	-	(474,912)	-	-	-	(474,912)	-	(474,912)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	136,122	-	-	136,122	-	136,122
Total comprehensive income for the period		-	-	-	-	-	-	-	(474,480)	136,122	201,925	-	(136,433)	16,969	(119,464)
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	25.d	-	-	53,072	-	-	-	-	-	-	-	-	53,072	-	53,072
Equity instrument granted	25.b	-	2,189	-	-	-	-	-	-	-	-	-	2,189	-	2,189
Equity instrument granted (subsidiaries)	12.a; 25.b	-	1,281	-	-	-	-	-	-	-	-	-	1,281	-	1,281
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(93)	-	-	-	-	93	-	-	-	-
Loss due to the payments fixed dividends to preferred shares		-	-	-	-	-	-	-	-	-	(516)	-	(516)	516	-
Shareholder transaction - changes of investiments		-	-	-	-	-	-	-	-	-	41	-	41	(41)	-
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(2,790)	(2,790)
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(261,470)	(261,470)	-	(261,470)
Balance as of June 30, 2020		5,171,752	15,440	595,472	(485,383)	4,429	705,341	3,290,073	(620,797)	238,549	201,543	-	9,116,419	391,574	9,507,993

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the six-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity

Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	-	109,355	9,448,105	351,924	9,800,029
Net income for the period		-	-	-	-	-	-	-	-	-	342,262	-	342,262	21,024	363,286
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	25.g.1	-	-	-	-	-	-	-	(295)	-	-	-	(295)	-	(295)
Fair value adjustments of available for financial instruments, net of income taxes (subsidiaries)	25.g.1	-	-	-	-	-	-	-	13,613	-	-	-	13,613	21	13,634
Actuarial gain of post-employment benefits, net of income taxes	25.g.1	-	-	-	-	-	-	-	238	-	-	-	238	-	238
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	-	-	-	-	-	-	-	-	(5,886)	-	-	(5,886)	-	(5,886)
Total comprehensive income for the period		-	-	-	-	-	-	-	13,556	(5,886)	342,262	-	349,932	21,045	370,977
Equity instrument granted	25.b	-	3,236	-	-	-	-	-	-	-	-	-	3,236	-	3,236
Shareholder transaction - gain in reimbursement of shares pref. B from Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	208	-	208	(208)	-
Realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	(97)	-	-	-	-	97	-	-	-	-
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	-	-	-	-	-	-	-	-	-	(25)	-	(25)	-	(25)
Additional dividends attributable to non-controlling interests		-	-	-	-	-	-	-	-	-	-	-	-	(1,548)	(1,548)
Redemption of non-controlling shares of Oxiteno Nordeste		-	-	-	-	-	-	-	-	-	-	-	-	(2,180)	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	-	-	6,996	6,996
Approval of additional dividends by the Shareholders’ Meeting	25.h	-	-	-	-	-	-	-	-	-	-	(109,355)	(109,355)	-	(109,355)
Balance as of June 30, 2019		5,171,752	7,545	542,400	(485,383)	4,615	686,665	3,412,427	(50,433)	59,971	342,542	-	9,692,101	376,029	10,068,130

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

As of June 30, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

	Note	Parent		Consolidated
		06/30/2020	06/30/2019	06/30/2020	06/30/2019
Cash flows from operating activities
Net income for the period		201,925	342,262	218,894	363,286
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(218,142)	(324,557)	25,698	10,048
Amortization of contractual assets with customers – exclusive rights	11	-	-	150,854	177,818
Amortization of right to use assets	13.a	1,854	-	158,628	153,257
Depreciation and amortization	14; 15	971	-	458,512	416,867
PIS and COFINS credits on depreciation	14; 15	-	-	8,794	7,330
Interest and foreign exchange rate variations		36,030	(2,755)	614,526	547,849
Deferred income and social contribution taxes	9.b	(3,261)	(409)	(26,314)	(2,566)
(Loss) Gain on disposal of property, plant, and equipment and intangibles	28	-	-	(20,910)	1,055
Expected losses on doubtful accounts	5	-	-	56,516	65,637
Provision for losses in inventories	6	-	-	(1,800)	13,276
Provision for post-employment benefits	20.b	913	-	(2,896)	(3,299)
Equity instrument granted	8.c	2,191	-	3,471	3,237
Other provisions and adjustments		(219)	(4)	(2,214)	2,449
		22,262	14,537	1,641,759	1,756,244
(Increase) decrease in current assets
Trade receivables and reseller financing	5	(200)	-	517,590	155,421
Inventories	6	-	-	752,595	77,310
Recoverable taxes	7	(3,530)	4,240	(28,429)	(138,899)
Dividends received from subsidiaries and joint ventures		219,442	1,303,209	4,718	3,729
Other receivables		(21,543)	(1,769)	(49,815)	(28,242)
Prepaid expenses	10	(2,783)	(111)	(74,316)	(13,617)
Increase (decrease) in current liabilities
Trade payables	17	3,755	181	(218,037)	(225,368)
Salaries and related charges	18	28,196	700	33,433	(58,869)
Taxes payable	19	557	(10,970)	(39,041)	(38,782)
Income and social contribution taxes		-	(9,238)	(20,917)	122,922
Post-employment benefits	20.b	-	-	777	(2,497)
Provision for tax, civil, and labor risks	22.a	-	-	1,641	13,594
Other payables		1,686	(2,433)	20,082	64,399
Deferred revenue	23	-	-	(1,243)	9,666
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	-	-	(52,271)	54,730
Recoverable taxes	7	-	9,238	(276,826)	15,392
Escrow deposits		15	-	(28,302)	(31,044)
Other receivables		-	-	184	(14)
Prepaid expenses	10	(1,732)	5	(14,578)	(18,463)

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the six-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
		06/30/2020	06/30/2019	06/30/2020	06/30/2019
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	5,602	-	6,044	1,838
Provision for tax, civil, and labor risks	22.a; 22.c	(119)	(399)	(37,412)	(16,405)
Other payables		4,415	314	(40,167)	32,500
Deferred revenue	23	-	-	-	(2,129)
Payments of contractual assets with customers – exclusive rights	11	-	-	(236,579)	(126,334)
Income and social contribution taxes paid		-	-	(58,139)	(79,836)
Net cash provided by operating activities		256,023	1,307,504	1,802,751	1,527,246
Cash flows from investing activities
Financial investments, net of redemptions	4.b	42,728	446,681	312,119	(488,278)
Acquisition of property, plant, and equipment	14	(5,595)	-	(354,487)	(424,798)
Acquisition of intangible assets	15	(10,023)	-	(78,607)	(47,088)
Capital increase in subsidiary	12.a	(3,559)	(1,450,000)	-	-
Capital increase in joint-venture	12.b	-	-	(10,000)	(8,750)
Proceeds from disposal of property, plant, and equipment and intangibles	28	-	662	49,447	15,312
Net cash provided by (used in) investing activities		23,551	(1,002,657)	(81,528)	(953,602)
Cash flows from financing activities
Loans and debentures
Proceeds	16	994,996	-	1,611,155	1,997,984
Repayments	16	-	-	(984,871)	(2,063,895)
Interest paid	16	(43,083)	(55,385)	(336,187)	(1,003,282)
Payments of lease	13	(2,321)	-	(172,273)	(155,148)
Dividends paid	25.h	(260,004)	(378,469)	(263,059)	(380,573)
Redemption of non-controlling shares of Oxiteno Nordeste	3.b.2	-	-	-	(2,180)
Capital increase from Iconic non-controlling shareholders		-	-	-	6,996
Related parties	8.a	3,690	26,575	(48)	(48)
Net cash provided by (used in) financing activities		693,278	(407,279)	(145,283)	(1,600,146)
Effect of exchange rate changes on cash and cash equivalents in foreign currency		-	-	113,872	(3,147)
Increase (decrease) in cash and cash equivalents		972,852	(102,432)	1,689,812	(1,029,649)
Cash and cash equivalents at the beginning of the period	4.a	42,580	172,315	2,115,379	3,938,951
Cash and cash equivalents at the end of the period	4.a	1,015,432	69,883	3,805,191	2,909,302
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	32,719	-	293,685	257,021
Addition on contractual assets with customers – exclusive rights	11	-	-	56,260	-
Reversion fund – private pension	10	-	-	47,088	-

 The accompanying notes are an integral part of the interim financial information.

14

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the six-month period ended June 30, 2020 and 2019

(In thousands of Brazilian Reais, except percentages)

	Note	Parent				Consolidated
		06/30/2020%		06/30/2019%		06/30/2020%		06/30/2019%
Revenue
Gross revenue from sales and services, except rents and royalties	26	-		-		40,044,517		45,179,967
Rebates, discounts, and returns	26	-		-		(753,010)		(756,582)
Expected losses on doubtful accounts		-		-		(56,516)		(65,640)
Amortization of contractual assets with customers – exclusive rights	11	-		-		(150,854)		(177,818)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	28; 29	-		-		64,759		17,900
		-		-		39,148,896		44,197,827
Materials purchased from third parties
Raw materials used		-		-		(2,731,931)		(2,849,922)
Cost of goods, products, and services sold		-		-		(32,142,487)		(36,838,490)
Third-party materials, energy, services, and others		79,685		4,848		(1,157,296)		(1,289,611)
Provisions for losses of assets		-		-		(19,808)		(9,361)
		79,685		4,848		(36,051,522)		(40,987,384)
Gross value added		79,685		4,848		3,097,374		3,210,443
Deductions
Depreciation and amortization	14; 15	(2,825)		-		(617,140)		(570,124)
PIS and COFINS credits on depreciation	14; 15	-		-		(8,794)		(7,330)
		(2,825)		-		(625,934)		(577,454)
Net value added by the Company		76,860		4,848		2,471,440		2,632,989
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	12	218,142		324,557		(25,698)		(10,048)
Rents and royalties	26	-		-		57,226		67,824
Financial income	30	31,769		76,339		235,164		276,288
		249,911		400,896		266,692		334,064
Total value added available for distribution		326,771		405,744		2,738,132		2,967,053
Distribution of value added
Labor and benefits		61,447	19	3,539	1	932,672	34	1,072,128	36
Taxes, fees, and contributions		7,826	2	2,248	1	1,184.221	43	1,176,602	40
Financial expenses and rents		55,573	17	57,695	14	402,345	15	355,037	12
Retained earnings		201,925	62	342,262	84	218,894	8	363,286	12
Value added distributed		326,771	100	405,744	100	2,738,132	100	2,967,053	100

The accompanying notes are an integral part of the interim financial information.

15

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.    Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas - LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 32.

a.    Clarifications on the Impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

Since the beginning of the crisis, the Company and its subsidiaries have been working on numerous initiatives to ensure the safety of its employees, the stability and continuity of its operations and the financial solidity of the Company. All the activities of the companies controlled by the Company are classified as essential in the context of the measures adopted to face the pandemic, in the terms to Decree No. 10,282/20.

The Company and its subsidiaries quickly adopted the work at home (expressed by home office) for the administrative public, offering all the necessary support for the progress of activities. In addition to basic safety concerns with employees, companies realizes several initiatives aimed at welfare, such as virtual meetings, psychological support and concern for ergonomics, following our principle of valuing people.

Through a multidisciplinary committee, a plan for the gradual resumption of employees from administrative areas to offices was structured, based on the adequacy of their offices through numerous preventive measures and intensification of cleaning and safety, according to the guidelines of the state governments. and municipal.

For the purpose to preserve the commitment to keep their employees in their respective jobs and mitigate the impacts of the crisis, use resources made available by the government, such as reduced working hours and/or wages, suspension of contracts and reorganization of the vacation plan, as required.

16

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

It is not clear to what extent the quarterly information, after June 30, 2020, may be affected by the commercial, operational and financial impacts of the pandemic, because it will depend on its duration and the impacts on economic activities, as well as government, business in response to the crisis. In this context, some financial risk assessments, projections and impairment tests, in connection with the preparation of this quarterly information, may be impacted by the pandemic, and may adversely affect the financial position of the Company and its subsidiaries.

Operational impacts

The restrictions on the movement of people and the operation of certain businesses, significantly impacted economic activity in Brazil.

Ultragaz presented a redution in the volume sold in the bulk segment, because to the lower demand from industries and small and medium-sized companies that were directly impacted by the social isolation measures. However, this effect was compensated by the increase in sales in the bottled segment, due to the higher demand for LPG for residential use. In terms of costs and expenses, Ultragaz incurred additional freight expenses, due to the need to remove LPG on more distant supply bases, protection materials and temporary workers, in addition to numerous donations to hospitals focused in the pandemic and needy communities. There was no record of an increase in defaults in the period.

Ultracargo recorded a lower movement of fuels compared to 1Q20, due to the retraction in demand, and a reduction in spot contracts, which impacted net sales by R$ 8 million. Ultracargo recorded about R$ 2 million in extra expenses with protective materials and donations. The performance of measures to increase productivity and recover tax credits contributed to the improvement in results in the quarter.

At Oxiteno, the paint, automotive and oil & gas segments suffered a retraction in demand, an effect that was partially compensated by the higher sales volume in the Home & Personal Care and Crop Solutions segments. To minimize the effects of the pandemic, Oxiteno's management operated quickly in measures to limit costs and expenses, contributing to an improvement in results.

Ipiranga was the business most impacted by the crisis due to the measures of social distance. In April, volumes sold for the Otto cycle and diesel registered a reduction of 37% and 17%, respectively, compared to the same period of the last year. In May and June, volumes sold improved gradually compared to April. In addition, the strong volatility in the prices of oil and oil products since the end of March, combined with a abrupt fall in the price of ethanol in April, caused significant inventories losses in the quarter. To mitigate these effects, the company and their subsidiaries realized initiatives to contain cash and reduce expenses in several areas, which made it possible to reduce general, administrative and sales expenses by 32% in the annual comparison. The level of default recorded a slight increase and remained at acceptable levels for the period.

Extrafarma presented a reduction in revenues approximately of R$ 45 million, mainly due to the temporary closure of stores located in malls, and of the reduction of operation hours in stores that remained open. To oppose this effect, sales were implemented through alternative delivery channels and partnerships with delivery applications. In addition, the extension of Provisional Measure 936 by the government, involving the suspension of contracts and temporary reduction in wages, other internal productivity gain initiatives, contributed to the reduction of expenses in the amount of R$ 8 milion, minimizing the impact on the quarter’s result.

17

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Main risks and associated measures

Credit risk - the subsidiary Ipiranga implemented a help package for Ipiranga resellers, including anticipation of sales credits through the Abastece Aí application, postponement of lease and financing payments and temporary suspension of volume performance clauses. These actions softned the impacts of the pandemic on our clients' financial condition and, consequently, mitigated its potential effects on Ipiranga's default rates. The effects of expected losses on doubtful accounts as of and the six-month period ended June 30, 2020 are disclosed in notes 5 and 33.d.

Risk of impairment and intangible assets of indefinite useful life - the Company reviewed the projections used in impairment tests and assets allocated to cash generation units, considering the current impacts of the pandemic. The review did not result in the need for additional recognition of a provision for losses as of June 30, 2020.

Risk of realization of deferred tax assets - the Company reviewed the constitution and realization of deferred tax credits, considering the current revised projections for each business segment due to the pandemic, and did not identify the need for write-offs for the period ended on June 30, 2020.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analyzes presented in note 33.

Liquidity risk - the impact on the volumes of operations and on the results of the Company and its subsidiaries may adversely affect the generation of operating cash. Thus, in order to strengthen the Company's liquidity and cash position, in view of the uncertainty generated by the pandemic, at the end of March and start April 2020, the Company and the subsidiary IPP contracted R$ 1.5 billion in new financing maturing in one year. Of this total, R$ 1.3 billion was obtained through the issuance of promissory notes with credit in April. In addition, as a measure of cash containment, the Company announced in April a reduction of approximately 30% in its investment plan for 2020 and in August, the management opted to not pay interim dividends for the current year. As stated in the Bylaws, the minimum mandatory dividends will be paid after the disclosure of the year's results.

In July 2020, the Company reopened bonds issued on the market maturing in 2029 and raised US$ 350 million with a coupon of 5.25% per year. The proceeds will be used to pay debts maturing in the short term, allowing the Company's debt profile to be lengthened, in addition to strengthening its cash position.

2.    Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The parent’s separate and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information , and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

18

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The presentation currency of the Company’s interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all periods presented in this interim financial information.

a.	Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company's subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills its performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 28,773 for the six-month period ended June 30, 2020 (R$ 30,654 for the six-month period ended June 30, 2019).

19

  Ultrapar Participações S.A. and Subsidiaries

  Notes to the Parent’s Separate and Consolidated Interim Financial Information

  (In thousands of Brazilian Reais, unless otherwise stated)

b.	Cash and Cash Equivalents

  Includes cash, banks deposits, and short-term, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on ‚cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c.	Financial Assets

  The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

    Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

    Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

    Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

     The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

    Hedge accounting - fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

20

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

  Hedge accounting - cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

  Hedge accounting - hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 33.

d.	Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 33.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

21

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent’s separate company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

22

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Right to Use Assets and Lease Payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The Company and its subsidiaries have no intention of purchasing the underlying asset. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries review the existence of an indication that the rights to use assets may be impaired (see note 2.u).

Right to use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition’s exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

i.	Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

23

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants - indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

24

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

n.	Provision for Asset Retrement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the Amplified Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

25

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

s.1. Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on June 30, 2020 was a gain of R$ 238,549 (gain of R$ 102,427 on December 31, 2019) - see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i) The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2. Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the interim financial information. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the six-month period ended June 30, 2020 amounted to R$ 35,211 (loss of R$ 1,218 for the six-month period ended June 30, 2019).

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1 Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

26

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every reporting period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized for the three-month period ended June 30, 2020 and 2019. On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

27

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

w.	Statements of Value Added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly traded companies in Brazil and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments on a net basis of income and redemptions in the investing activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

There are not standards, amendments and interpretations to IFRS issued by the IASB, which are effective and could have impact in these interim financial information to June 30, 2020.

z.	Authorization for Issuance of the Interim Financial Information

This interim financial information was authorized for issue by the Board of Directors on August 12, 2020.

28

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

3.	Principles of Consolidation and Investments in Subsidiaries

  Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

29

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

  Investments in Subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			06/30/2020		12/31/2019
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban – Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	-	99	-	99
Ultragaz Comercial Ltda.	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
LPG International Inc.	Cayman Islands	Ultragaz	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	-	100	-	100
L.I.Z.S.P.E. Empreendimentos e Participações Ltda. (2)	Brazil	Others	-	99	-	-
Centro de Conveniências Millennium Ltda. (3)	Brazil	Ipiranga	100	-	-	100
Abastecedora de Combustíveis Clara LTDA (4)	Brazil	Others	-	100	-	-
Abastecedora de Combustíveis Neiva LTDA (4)	Brazil	Others	-	100	-	-
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	-	100	-
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	-	100	-	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	-	100	-	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	-	100	-	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	-	100	-	100
Oxiteno USA LLC	United States	Oxiteno	-	100	-	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	-	100	-	100
Oxiteno Europe SPRL	Belgium	Oxiteno	-	100	-	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	-	100	-	100
Oxiteno Shanghai LTD.	China	Oxiteno	-	100	-	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	-	100	-	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Tequimar Vila do Conde Logística Portuária S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (5)	Brazil	Others	100	-	-	-

The percentages in the table above are rounded.

(1) Non operating company in closing phase.

(2) Company constituted on January 2020, the L.I.Z.P.E has as finality the consulting in valuation, business management, economic and financial advisory, among other.

(3) Change in the participation of the capital of the company Millenium.

(4) Companies incorporated in May 2020, the fuel suppliers Clara and Neiva are engaged in the sale of liquid fuels, Compressed Natural Gas (CNG), lubricants and new parts and accessories for vehicles.

(5) Fund constituted on January 2020, the UVC has as purpose to provide capital resources for disruptive technological initiatives that are related to the Company’s business lines.

30

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4. Cash and Cash Equivalents, Financial Investments and Hedge Derivative Financial Instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits Interest Rate (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 8,447,523 as of June 30, 2020 (R$ 5,712,097 as of December 31, 2019) are as follows:

a. Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Cash and bank deposits
In local currency	1,163	381	148,462	182,237
In foreign currency	-	-	104,968	102,755
Financial investments considered cash equivalents
In local currency
Fixed-income securities	1,014,269	42,199	3,506,924	1,780,939
In foreign currency
Fixed-income securities	-	-	44,837	49,448
Total cash and cash equivalents	1,015,432	42,580	3,805,191	2,115,379

31

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Financial investments
In local currency
Fixed-income securities and funds	53,101	95,829	2,417,220	2,610,686
In foreign currency
Fixed-income securities and funds	-	-	816,792	303,417
Currency and interest rate hedging instruments (a)	-	-	1,408,320	682,615
Total financial investments	53,101	95,829	4,642,332	3,596,718
Current	53,101	95,829	3,174,857	3,090,212
Non-current	-	-	1,467,475	506,506

(a)   Accumulated gains, net of income tax (see Note 33.i).

5. Trade Receivables and Reseller Financing (Consolidated)

a. Trade Receivables

The composition of trade receivables is as follows:

	06/30/2020	12/31/2019
Domestic customers	3,166,162	3,867,163
Domestic customers - Related parties (see Note 8.a.2)	1,424	739
Foreign customers	362,889	226,484
Foreign customers - Related parties (see Note 8.a.2)	58	-
(-) Expected losses on doubtful accounts	(435,281)	(404,886)
	3,095,252	3,689,500
Current	3,008,662	3,635,834
Non-current	86,590	53,666

32

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2020	3,530,533	2,620,657	123,080	40,140	41,669	82,798	622,189
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2020	435,281	24,356	4,339	2,208	2,815	29,473	372,090
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2019	404,886
Additions	38,269
Write-offs	(7,874)
Balance as of June 30, 2020	435,281

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Reseller financing

The composition of reseller financing is as follows:

	06/30/2020	12/31/2019
Reseller financing – Ipiranga	1,067,390	956,942
(-) Expected losses on doubtful accounts	(186,349)	(156,006)
	881,041	800,936
Current	496,946	436,188
Non-current	384,095	364,748

Reseller financing is provided at subsidized rate for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range between 12 and 60 months, with an average term of 40 months. The minimum and maximum subsized interest rates are 0% per month and 1% per month, respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjusment between the market rate and the rate subsized is recognized as a reduction to the reseller’s revenue at the beginning of the contract. Throughout the contract, the interest is appropriated by the market rate is recognized to the financial result.

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2020	1,067,390	720,395	13,714	10,183	10,857	24,089	288,152
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
06/30/2020	186,349	29,801	1,165	992	1,092	11,536	141,763
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135

34

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2019	156,006
Additions	30,365
Write-offs	(22)
Balance as of June 30, 2020	186,349

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

6. Inventories (Consolidated)

The composition of inventories is as follows:

	06/30/2020			12/31/2019
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,077,586	(2,524)	1,075,062	1,843,257	(2,073)	1,841,184
Finished goods	582,661	(21,315)	561,346	541,689	(22,048)	519,641
Work in process	982	-	982	1,971	-	1,971
Raw materials	485,589	(3,381)	482,208	365,960	(2,552)	363,408
Liquefied petroleum gas (LPG)	93,290	(5,761)	87,529	101,715	(5,761)	95,954
Consumable materials and other items for resale	144,950	(2,564)	142,386	140,058	(2,587)	137,471
Pharmaceutical, hygiene, and beauty products	493,464	(2,809)	490,655	549,191	(2,877)	546,314
Purchase for future delivery (1)	101,714	(463)	101,251	183,170	(2,719)	180,451
Properties for resale	28,869	(107)	28,762	29,273	(107)	29,166
	3,009,105	(38,924)	2,970,181	3,756,284	(40,724)	3,715,560

(1) Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2019	40,724
Reversals to net realizable value adjustment	(2,266)
Additions of obsolescence and other losses	466
Balance as of June 30, 2020	38,924

The breakdown of provisions for losses related to inventories is shown in the table below:

	06/30/2020	12/31/2019
Net realizable value adjustment	12,976	15,243
Obsolescence and other losses	25,948	25,481
Total	38,924	40,724

35

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

7. Taxes to Recover

a. Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	06/30/2020	12/31/2019
ICMS (a.1)	1,049,598	914,066
Provision for ICMS losses (a.1)	(45,960)	(41,396)
PIS and COFINS (a.2)	981,013	930,570
Value-Added Tax (IVA) of foreign subsidiaries	34,702	29,707
Other	65,634	56,748
Total	2,084,987	1,889,695
Current	1,039,200	1,122,335
Non-current	1,045,787	767,360

a.1 The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i)   The subsidiary Oxiteno S.A. accumulates credits once predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii)  The subsidiaries Ipiranga Produtos de Petróleo S.A. (“IPP”) and Cia Ultragaz S.A. (“Cia Ultragaz”) have credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii)  The subsidiary Extrafarma has ICMS credits and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

The amounts of recoverable ICMS credits are classified as current assets and consumed by the operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within up to 10 years.

36

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The estimated recovery of ICMS credits assets is stated as follows:

Up to 1 Year	384,666
From 1 to 2 Years	333,168
From 2 to 3 Years	180,487
From 3 to 5 Years	88,099
From 5 to 7 Years	36,370
From 7 to 10 Years	26,808
Total of recoverable ICMS	1,049,598

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

a.2 Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tequimar and Oxiteno S.A. have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. For these cases, management estimates the realization of these credits within up to 5 years. (see Note 22.d.1).

b. Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
IRPJ and CSLL	92,727	89,197	540,253	430,290
Current	53,280	49,750	436,907	325,343
Non-current	39,447	39,447	103,346	104,947

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous periods, with management estimating the realization of these credits within up to 5 years.

37

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

8. Related Parties

a.	Related Parties

The balances and transactions between the Company and its related parties are disclosed below:

a.1 Parent

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	755,433	-	15,278
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	-	5,001	-
Total as of June 30, 2020	755,433	5,001	15,278

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	759,123	‐	26,575
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	‐	4,220	‐
Total as of December 30, 2019	759,123	4,220
Total as of June 30, 2019			26,575

(1) In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to DI.

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	-	2,875
Other	490	1,002
Total as of June 30, 2020	490	3,877

38

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	-	2,875
Other	490	1,050
Total as of December 31, 2019	490	3,925

Loans agreements have indeterminate terms and do not contain interest clauses.

	Commercial transactions
	Receivables (1)	Payables (1)	Other payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,578	-	-	9,408	-
Refinaria de Petróleo Riograndense S.A.	-	60,326	-	-	148,630	-
ConectCar Soluções de Mobilidade Eletrônica S.A.	1,424	113	500	1,537	80	-
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	-	-	-	-	800
Chevron Latin America Marketing LLC	58	-	-	-	-	-
Total as of June 30, 2020	1,482	62,017	500	1,537	158,118	800

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	-	1,545	1	9,547	‐
Refinaria de Petróleo Riograndense S.A.	-	264,602	‐	509,073	‐
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	1,174	50	‐
LA’7 Participações e Empreend. Imob. Ltda. (a)	-	124	‐	‐	735
Total as of December 31, 2019	739	266,384
Total as of June 30, 2019			1,175	518,670	735

(1)  Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables - reverse factoring”, respectively.

(a) Refers to rental contracts of 15 drugstores owned by LA’7 as of June 30, 2020 and December 31, 2019, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

39

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.j.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	06/30/2020	06/30/2019
Short-term compensation	21,956	23,856
Stock compensation	5,437	3,879
Post-employment benefits	1,359	1,335
Total	28,752	29,070

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

40

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	200,000	2022 to 2024	34.00	9,378	(5,309)	4,069
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(12,620)	4,527
December 10, 2014	533,324	2020 to 2021	25.32	27,939	(25,408)	2,531
March 5, 2014	55,600	2021	26.08	5,999	(5,809)	190
	1,168,924			60,463	(49,146)	11,317

For the six-month period ended June 30, 2020, the amortization in the amount of R$ 3,892 (R$ 5,325 for the six-month period ended June 30, 2019) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2019	1,224,524
Shares vested and transferred	(55,600)
Balance on June 30, 2020	1,168,924

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

41

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(5,795)	6,847
Restricted and performance	November 8, 2017	48,468	2020 to 2022	38.19	3,636	(2,144)	1,492
Restricted and performance	April 4, 2018	149,092	2021 to 2023	34.35	9,934	(5,422)	4,512
Restricted	September 19, 2018	160,000	2024	19.58	4,321	(1,260)	3,061
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(592)	1,438
Restricted and performance	April 3, 2019	540,360	2022 to 2024	23.25	22,706	(7,571)	15,135
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(1,384)	8,581
Restricted	April 1, 2020	877,788	2023 to 2025	12.53	20,480	(1,337)	19,143
		2,535,708			85,714	(25,505)	60,209

For the six-month period ended June 30, 2020, a general and administrative expense in the amount of R$ 5,769 was recognized in relation to the Plan (R$ 5,404 for the six-month period ended June 30, 2019).

Balance on December 31, 2019	1,738,660
Shares granted on April 1, 2020	877,788
Cancellation of granted shares due to termination of executive employment	(27,748)
Cancellation of performance shares	(52,992)
Balance on June 30, 2020	2,535,708

42

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.    Income and Social Contribution Taxes

a.	Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of PP&E, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	-	-	76,682	72,377
Provisions for tax, civil, and labor risks	-	-	138,961	150,085
Provision for post-employment benefits	2,215	-	93,401	92,199
Provision for differences between cash and accrual basis (i)	-	-	717,063	224,065
Goodwill	-	-	6,913	8,161
Business combination – tax basis vs. accounting basis of goodwill	-	-	75,558	75,745
Provision for asset retirement obligation	-	-	14,555	14,762
Provision for suppliers	954	439	35,326	35,214
Provision for profit sharing and bonus	3,085	-	29,736	44,818
Leases payable	788	-	26,918	19,003
Change in fair value of subscription warrants	10,526	16,338	10,526	16,338
Other provisions	95	204	45,788	45,316
Tax losses and negative basis for social contribution carryforwards (9.d)	29,846	24,632	403,969	278,140
Total	47,509	41,613	1,675,396	1,076,223
Offset the liability balance of deferred IRPJ and CSLL	(2,634)	-	(658,797)	(422,529)
Net balance of deferred taxes assets	44,875	41,613	1,016,599	653,694

Liabilities - Deferred income and social contribution taxes on:
Revaluation of PP&E	-	-	1,821	1,866
Leases payable	-	-	2,127	2,356
Provision for differences between cash and accrual basis (i)	1,306	-	488,352	257,718
Provision for goodwill	-	-	65,714	39,186
Business combination – fair value of assets	-	-	113,250	114,125
Temporary differences in foreign subsidiary	1,328	-	5,924	-
Other provisions	-	-	15,305	14,809
Total	2,634	-	692,493	430,060
Offset the asset balance of deferred IRPJ and CSLL	(2,634)	-	(658,797)	(422,529)
Net balance of deferred taxes liabilities	-	-	33,696	7,531

(i) Refers mainly to the income tax on the exchange variation of the derivate hedging instruments.

43

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Initial balance	41,613	14,034	646,163	504,890
Deferred IRPJ and CSLL recognized in income of the period	3,261	409	26,314	2,566
Deferred IRPJ and CSLL recognized in other comprehensive income	1	-	292,540	(9,025)
Other	-	-	17,886	256
Final balance	44,875	14,443	982,903	498,687

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	16,809	242,359
From 1 to 2 Years	9,130	89,637
From 2 to 3 Years	3,941	146,989
From 3 to 5 Years	8,026	166,729
From 5 to 7 Years	5,487	659,483
From 7 to 10 Years	4,116	370,199
Total of deferred tax assets relating to IRPJ and CSLL	47,509	1,675,396

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company, which indicates trends and perspectives, demand effects, competition and other economic factors that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

44

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Income (loss) before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	(19,308)	17,296	437,910	630,216
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	6,565	(5,881)	(148,889)	(214,273)
Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(3,482)	6,342	(14,890)	(33,738)
Nontaxable revenues (ii)	-	11	13,953	13,640
Adjustment to estimated income (iii)	-	-	4,736	5,303
Unrecorded deferred income and social contribution taxes carryforwards deferred (iv)	-	-	(84,291)	(43,782)
Other adjustments	8	(63)	734	(3,503)
Income and social contribution taxes before tax incentives	3,091	409	(228,647)	(276,353)
Tax incentives - SUDENE	-	-	35,329	19,471
Income and social contribution taxes in the income statement	3,091	409	(193,318)	(256,882)

Current	(170)	-	(219,632)	(259,448)
Deferred	3,261	409	26,314	2,566
Effective IRPJ and CSLL rates - %	16.0	(2.4)	44.1	40.8

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;
(iv)	See Note 9.d.

45

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027

Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025

Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021

Oxiteno S.A. Indústria e Comércio (1)	Camaçari plant	75	2026

Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1) The request to transfer the right to reduce the IRPJ to Oxiteno S.A. was submitted to SUDENE and waits decision.

d.	Income and Social Contribution Taxes Carryforwards

In June 30, 2020, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,763,947 (R$ 1,268,964 as of December 31, 2019) and negative basis of CSLL of R$ 1,765,697 (R$ 1,270,714 as of December 31, 2019), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

46

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	06/30/2020	12/31/2019
Cia. Ultragaz	451	12,808
Oxiteno S.A.	186,452	148,306
Iconic	13,169	17,657
Ipiranga	99,040	-
Extrafarma	72,318	72,318
Vila do Conde	209	-
Ultrapar	29,846	24,632
Ultrapar International	2,484	2,419
	403,969	278,140

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	06/30/2020	12/31/2019
Extrafarma	287,910	237,664
Millenium	224	96
Integra Frotas	6,233	4,636
	294,367	242,396

In addition, certain foreign subsidiaries have tax loss carryforwards, as shown below, subject to local compensation rules.

	06/30/2020	12/31/2019
	US$ (thousands)	US$ (thousands)
Oxiteno USA	202,088	184,781
Oxiteno Uruguai	8,039	7,444
Ultrapar International	9,561	10,420
	219,688	202,645

47

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

10. Prepaid Expenses

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Rents	-	-	35,767	37,106
Advertising and publicity	-	-	39,715	24,857
Deferred stock plan, net (see Note 8.c)	2,059	-	13,222	15,965
Insurance premiums	1,223	327	52,897	61,884
Software maintenance	972	-	24,057	23,216
Employee benefits	520	-	7,802	3,425
IPVA and IPTU	-	-	8,477	937
Contribution - private pension fund (see Note 20.a)	-	-	45,521	-
Other prepaid expenses	68	-	18,465	13,181
	4,842	327	245,923	180,571

Current	2,855	72	158,162	111,355
Non-current	1.987	255	87,761	69,216

11. Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Balance and changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	292,839
Amortization	(150,854)
Transfer	(7,550)
Balance as of June 30, 2020	1,600,424

Current	472,985
Non-current	1,127,439

Balance as of December 31, 2018	1,518,477
Additions	126,334
Amortization	(177,818)
Transfer	(10,669)
Balance as of June 30, 2019	1,456,324

Current	478,863
Non-current	977,461

48

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12. Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	06/30/2020
	Subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millenium Ltda.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	150	15,194,789	5,078,888
Assets	1,366,842	7,868,636	18,454,063	5,704,149	1,940	2,273	502,805
Liabilities	3,674	6,511,925	11,382,952	5,752,797	26	1,195	505,189
Equity	1,363,168	1,356,711 (*)	7,071,111 (*)	(48,648)	1,914	1,078	(2,384)
Net revenue from sales and services	-	1,762,522	29,651,489	-	-	4,109	784,649
Net income (loss)	100,950	(18,574) (*)	179,945 (*)	(21,148)	(1,096)	(660)	(64,053)
% of capital held	100	100	100	100	100	100	33

	12/31/2019
	Subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Assets	1,264,707	6,475,473	18,052,890	4,192,235	562,445
Liabilities	2,710	4,672,264	11,032,143	4,219,735	505,851
Equity	1,261,997	1,803,209 (*)	7,020,747 (*)	(27,500)	56,594
% of capital held	100	100	100	100	33

49

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2019
	Subsidiaries				Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127	224,467,228,244	49,995	5,078,888
Net revenue from sales and services	-	678,828	34,784,070	-	1,010,002
Net income (loss)	(467)	74,844 (*)	281,596 (*)	(31,907)	1,568
% of capital held	100	100	100	100	33

(*) adjusted for intercompany unrealized profits

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

50

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in subsidiaries and joint venture are as follows:

	Subsidiaries							Joint-venture
	Ultracargo Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Centro de Conveniências Millenium Ltda.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	(27,497)	-	-	10,058,456	18,792	10,077,248
Share of profit (loss) of subsidiaries and joint venture	100,950	(18,574)	179,947	(21,146)	(1,096)	(660)	239,421	(21,279)	218,142
Dividends	-	(86,954)	(129,249)	-	-	-	(216,203)	(165)	(216,368)
Tax liabilities on equity - method revaluation reserve	-	-	(6)	-	-	-	(6)	-	(6)
Equity instrument granted	192	263	826	-	-	-	1,281	-	1,281
Valuation adjustment of subsidiaries (i)	64	(477,303)	467	-	-	-	(476,772)	1,860	(474,912)
Translation adjustments of foreign-based subsidiaries	-	136,122	-	-	-	-	136,122	-	136,122
Capital increase in cash	-	-	-	-	3,010	549	3,559	-	3,559
Loss due to the payments fixed dividends to preferred shares	(35)	-	(481)	-	-	-	(516)	-	(516)
Shareholder transaction - changes of investiments	-	-	(1,189)	-	-	1,189	-	-	-
Balance as of June 30, 2020	1,363,168	1,356,763	7,071,062	(48,643)	1,914	1,078	9,745,342	(792)	9,744,550

(i)     Refers, substantially to losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges, see Note 33.h.2.

51

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	(467)	74,844	281,563	(31,904)	324,036	521	324,557
Dividends	(50,015)	(991,490)	-	-	(1,041,505)	(1,221)	(1,042,726)
Tax liabilities on equity - method revaluation reserve	-	-	(25)	-	(25)	-	(25)
Equity instrument granted	89	284	2,863	-	3,236	-	3,236
Valuation adjustment of subsidiaries	19	15,842	121	-	15,982	(2,369)	13,613
Translation adjustments of foreign-based subsidiaries	-	(5,946)	-	-	(5,946)	-	(5,946)
Capital increase in cash	-	-	1,450,000	-	1,450,000	-	1,450,000
Redemption of non-controlling shares of Oxiteno Nordeste	402	(856)	-	-	(454)	-	(454)
Balance as of June 30, 2019	1,227,451	1,899,333	7,150,334	(22,314)	10,254,804	17,049	10,271,853

52

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was incorporated. On August 5, 2019, Navegantes Logística Portuária S.A. (“Navegantes”) was incorporated for the port of Vitória. On August 19, 2019, in the city of Cabedelo, Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II") and Nordeste Logística III S.A. ("Nordeste Logística III”) were incorporated (see Note 34.c).

These investments are accounted for under the equity method of accounting based on their interim financial information as of June 30, 2020.

53

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Capital increase	-	-	10,000	-	-	-	-	-	10,000
Valuation adjustments	-	1,860	-	-	-	-	-	-	1,860
Dividends	-	(165)	-	-	-	-	-	-	(165)
Share of profit (loss) of joint ventures	354	(21,279)	(6,282)	-	-	-	-	-	(27,207)
Balance as of June 30, 2020	7,696	(792)	86,536	10,351	23,581	1,930	4,183	4,079	137,564

	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2018	7,446	20,118	74,390	101,954
Capital increase	-	-	8,750	8,750
Valuation adjustments	-	(2,369)	-	(2,369)
Dividends	(1,473)	(1,221)	-	(2,694)
Share of profit (loss) of joint ventures	1,082	521	(12,920)	(11,317)
Balance as of June 30, 2019	7,055	17,049	70,220	94,324

54

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	06/30/2020
	União Vopak	RPR	ConectCar
Current assets	8,564	361,522	126,415
Non-current assets	8,928	141,283	165,626
Current liabilities	1,966	436,611	118,645
Non-current liabilities	134	68,578	324
Equity	15,392	(2,384)	173,072
Net revenue from sales and services	8,488	784,649	45,171
Costs, operating expenses and income	(7,264)	(861,172)	(60,969)
Net financial income and income and social contribution taxes	(516)	12,470	3,234
Net income (loss)	708	(64,053)	(12,564)

Number of shares or units held	29,995	5,078,888	248,768,000
% of capital held	50	33	50

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635

Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	06/30/2019
	União Vopak	RPR	ConectCar
Net revenue from sales and services	8,404	1,010,002	36,584
Costs, operating expenses and income	(5,922)	(1,007,683)	(63,856)
Net financial income and income and social contribution taxes	(316)	(751)	1,432
Net income (loss)	2,166	1,568	(25,840)

Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

55

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex. The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

 These investments are accounted for under the equity method of accounting based on the interim financial information as of June 30, 2020.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Dividends	(1,808)	-	-	-	-	(1,808)
Share of profit (loss) of associates	1,128	354	(9)	(46)	82	1,509
Balance as of June 30, 2020	4,981	16,288	3,545	92	545	25,451

56

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	(381)	-	-	-	30	(351)
Share of profit (loss) of associates	921	360	(19)	(46)	53	1,269
Balance as of June 30, 2019	5,229	15,726	3,571	182	548	25,256

57

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	06/30/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	7,954	55,181	53	59	303
Non-current assets	13,431	82,176	10,146	558	2,439
Current liabilities	861	19,445	-	39	187
Non-current liabilities	602	9,945	3,109	302	918
Equity	19,923	107,967	7,090	276	1,637
Net revenue from sales and services	5,776	30,335	-	-	-
Costs, operating expenses and income	(2,992)	(26,412)	(18)	(112)	265
Net financial income and income and social contribution taxes	(261)	(1,576)	-	(29)	(18)
Net income (loss)	2,523	2,347	(18)	(141)	247

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	-	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	06/30/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	6,530	27,566	-	-	-
Costs, operating expenses and income	(2,524)	(23,799)	(48)	(111)	170
Net financial income and income and social contribution taxes	(107)	(1,380)	10	(28)	(11)
Net income (loss)	3,899	2,387	(38)	(139)	159

Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

58

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.  Right to Use Assets and Leases payable

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

  Right to Use Assets

•	Parent
	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Assignment of contract (i)	Amortization	Balance on 06/30/2020
Cost:
Real estate	7	5,799	1,007	35,001	-	41,807
Vehicles	3	-	1,474	-	-	1,474
		5,799	2,481	35,001	-	43,281
Accumulated amortization:
Real estate		-	-	(4,763)	(1,731)	(6,494)
Vehicles		-	-	-	(123)	(123)
		-	-	(4,763)	(1,854)	(6,617)
Net amount		5,799	2,481	30,238	(1,854)	36,664

(i) Assignment of contract of the Company Ultragaz from Ultrapar due implantation of Shared Service Center (“SSC”).

•	Consolidated
	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 06/30/2020
Cost:
Real estate	10	2,068,254	93,964	(29,989)	4,722	-	2,136,951
Port area (i)	20	68,006	200,430	-	-	-	268,436
Vehicles	4	91,868	21,990	(2,140)	3,188	-	114,906
Equipment	6	31,822	1,822	(203)	2,734	-	36,175
Other	20	27,847	-	-	-	-	27,847
		2,287,797	318,206	(32,332)	10,644	-	2,584,315
Accumulated amortization:
Real estate		(256,430)	-	17,625	(717)	(135,196)	(374,718)
Port area (i)		-	-	-	-	(568)	(568)
Vehicles		(27,492)	-	1,000	265	(17,678)	(43,905)
Equipment		(7,600)	-	203	(1,723)	(4,538)	(13,658)
Other		(15,363)	-	-	-	(648)	(16,011)
		(306,885)	-	18,828	(2,175)	(158,628)	(448,860)
Net amount		1,980,912	318,206	(13,504)	8,469	(158,628)	2,135,455

(i) Refers to the area port lease (see Note 34.c).

59

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the financial statements as shown below:

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Cost of products and services sold	1,854	-	29,752	24,522
Selling and marketing	-	-	127,053	125,138
General and administrative	-	-	1,823	3,597
	1,854	-	158,628	153,257

  Leases Payable

The changes in leases payable are shown below:

	Parent	Consolidated
Balance as of December 31, 2019	5,599	1,588,673
Interest accrued	2,585	69,683
Payments	(2,321)	(172,273)
Additions and remeasurement	2,481	293,685
Write-offs	-	(13,410)
Effect of foreign currency exchange rate variation	-	8,918
Assignment of contract (i)	30,238	-
Balance as of June 30, 2020	38,892	1,775,276

Current	4,271	238,543
Non-current	34,711	1,536,733

(i) Assignment of contract of the Company Ultragaz from Ultrapar due implantation of  SSC.

The future disbursements (installments) assumed under leases contracts are presented below:

	06/30/2020
	Parent	Consolidated
Up to 1 year	7,447	372,753
From 1 to 2 years	14,439	641,414
From 2 to 3 years	13,491	521,865
From 3 to 4 years	13,491	348,412
From 4 to 5 years	3,834	210,272
More than 5 years	-	589,932
Total	52,702	2,684,648

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

60

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Lease Contracts of Low Amount Assets

Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma and Oxiteno S.A. have operating lease contracts consider as low value, short term and variable payments for the use of factory and IT equipments, vehicles and real states.  The subsidiaries have the option to purchase the assets referring to IT equipment at a price equal to the fair value on the date of option, and management does not intend to exercise such option. The future disbursements (payments), assumed as a result ofr these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
06/30/2020	3,094	16,913	19,260	39,267

The amount of lease considered as low value, short term and variable payments, recognized as an expense for the six-month period ended June 30, 2020 was R$ 11,596 (R$ 7,142 for the six-month period ended June 30, 2019).

d. Inflation effect

The effects of inflation are as follows:

Net right to use asset	Parent	Consolidated
Nominal base	36,664	2,135,455
Inflated base	43,946	2,528,999
	19.9%	18.4%

Lease liability	Parent	Consolidated
Nominal base	38,982	1,775,276
Inflated base	46,264	2,168,820
	18.7%	22.2%

Financial expense	Parent	Consolidated
Nominal base	1,211	69,683
Inflated base	2,036	91,647
	68.1%	31.5%

Amortization expense	Parent	Consolidated
Nominal base	1,854	158,628
Inflated base	2,312	177,556
	24.7%	11.9%

61

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14. Property, Plant, and Equipment

Balances and changes in PP&E are as follows:

•	Parent
	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Balance on 06/30/2020
Cost:
Leasehold improvements	9	-	171	-	2,052	2,223
Machinery and equipment	10	-	-	-	82	82
Furniture and utensils	-	-	59	-	398	457
Construction in progress	-	2,532	-	-	(2,532)	-
IT equipment	-	-	5,365	-	3,997	9,362
		2,532	5,595	-	3,997	12,124
Accumulated depreciation:
Leasehold improvements		-	-	(113)	-	(113)
Machinery and equipment		-	-	(4)	-	(4)
Furniture and utensils		-	-	(22)	-	(22)
IT equipment		-	-	(419)	-	(419)
		-	-	(558)	-	(558)
Net amount		2,532	5,595	(558)	3,997	11,566

•	Consolidated
	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 06/30/2020
Cost:
Land	-	667,865	-	-	137	(5,640)	12,227	674,589
Buildings	32	1,925,946	5,643	-	114,588	(10,238)	94,259	2,130,198
Leasehold improvements	10	1,121,528	7,270	-	35,365	(3,503)	342	1,161,002
Machinery and equipment	13	5,707,721	47,567	-	127,017	(1,503)	315,991	6,196,793
Automotive fuel/lubricant distribution equipment and facilities	13	2,991,472	38,266	-	121,429	(24,853)	-	3,126,314
LPG tanks and bottles	10	755,460	41,001	-	46	(15,237)	-	781,270
Vehicles	8	320,161	9,115	-	7,471	(14,749)	374	322,372
Furniture and utensils	9	295,604	4,754	-	895	(2,191)	3,892	302,954
Construction in progress	-	827,086	199,044	-	(403,399)	(31)	16,516	639,216
Advances to suppliers	-	12,544	262	-	(4,562)	-	-	8,244
Imports in progress	-	250	367	-	(1)	-	3	619
IT equipment	5	412,809	11,322	-	4,726	(2,079)	2,375	429,153
		15,038,446	364,611	-	3,712	(80,024)	445,979	15,772,724

62

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 06/30/2020
Accumulated depreciation:
Buildings	(793,835)	-	(31,725)	-	7,845	(16,482)	(834,197)
Leasehold improvements	(614,379)	-	(39,924)	-	2,086	(109)	(652,326)
Machinery and equipment	(3,231,627)	-	(156,244)	47	1,255	(55,370)	(3,441,939)
Automotive fuel/lubricant distribution equipment and facilities	(1,766,878)	-	(87,424)	-	19,677	-	(1,834,625)
LPG tanks and bottles	(425,554)	-	(27,195)	(48)	9,242	-	(443,555)
Vehicles	(139,045)	-	(12,718)	48	8,394	(274)	(143,595)
Furniture and utensils	(171,475)	-	(10,328)	-	1,856	(2,118)	(182,065)
IT equipment	(318,063)	-	(17,338)	(47)	1,920	(2,063)	(335,591)
	(7,460,856)	-	(382,896)	-	52,275	(76,416)	(7,867,893)

Provision for losses:
Advances to suppliers	(110)	-	-	-	-	-	(110)
Land	(146)	-	-	-	-	-	(146)
Leasehold improvements	(1,599)	(1,199)	-	-	618	(13)	(2,193)
Machinery and equipment	(2,875)	-	-	-	-	(170)	(3,045)
Automotive fuel/lubricant distribution equipment and facilities	(98)	-	-	-	12	-	(86)
	(4,828)	(1,199)	-	-	630	(183)	(5,580)
Net amount	7,572,762	363,412	(382,896)	3,712	(27,119)	369,380	7,899,251

(i) Refers to amounts transferred from intangible assets.

63

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the interim financial information as shown below:

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Inventories and cost of products and services sold	-	-	210,754	201,309
Selling and marketing	-	-	147,284	143,245
General and administrative	558	-	24,858	24,763
	558	-	382,896	369,317

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

15. Intangible Assets

Balances and changes in intangible assets are as follows:

•	Parent
	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Balance on 06/30/2020
Cost:
Goodwill (a)	-	246,163	-	-	-	246,163
Software (b)	5	-	10,023	-	(3,997)	6,026
		246,163	10,023	-	(3,667)	252,189

Accumulated amortization:
Software		-	-	(413)	-	(413)
		-	-	(413)	-	(413)

Net amount		246,163	10,023	(413)	(3,997)	251,776

•	Consolidated
	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 06/30/2020
Cost:
Goodwill (a)	-	1,525,088	-	-	-	-	-	1,525,088
Software (b)	4	1,210,529	78,207	-	(3,712)	(3,337)	4,860	1,286,547
Technology (c)	-	32,617	-	-	-	-	-	32,617
Commercial property rights	5	7,934	21	-	1,117	(1,481)	-	7,591
Distribution rights	9	133,599	-	-	-	-	-	133,599
Brands (d)	-	122,504	-	-	-	-	17,922	140,426
Trademark rights (d)	39	114,792	-	-	-	-	-	114,792
Others (e)	10	44,900	379	-	-	-	4,251	49,530
		3,191,963	78,607	-	(2,595)	(4,818)	27,033	3,290,190

Accumulated amortization:
Software		(648,861)	-	(85,562)	-	3,337	(3,407)	(734,493)
Technology		(32,616)	-	-	-	-	-	(32,616)
Commercial property rights		(6,384)	-	(42)	(1,117)	112	-	(7,431)
Distribution rights		(108,932)	-	(2,382)	-	-	-	(111,314)
Trademark rights		(6,119)	-	(1,469)	-	-	-	(7,588)
Others		(32,713)	-	(58)	-	-	(6)	(32,777)
		(835,625)	-	(89,513)	(1,117)	3,449	(3,413)	(926,219)

Provision for losses and impairment:
Goodwill (a)		(593,280)	-	-	-	-	-	(593,280)
Commercial property rights		(465)	(126)	-	-	350	-	(241)
		(593,745)	(126)	-	-	350	-	(593,521)
Net amount		1,762,593	78,481	(89,513)	(3,712)	(1,019)	23,620	1,770,450

(i)    Refers to amounts transferred to PP&E.

65

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the interim financial information as shown below:

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Inventories and cost of products and services sold	-	-	4,588	5,731
Selling and marketing	-	-	3,961	1,501
General and administrative	413	-	80,964	45,549
	413	-	89,513	52,781

a. Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	06/30/2020	12/31/2019
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma - impairment	Extrafarma	(593,280)	(593,280)
Extrafarma - net	Extrafarma	68,273	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Other	Oxiteno	583	583
		931,808	931,808

(1) Including R$ 246,163 at Ultrapar.

On December 31, 2019, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related. The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

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Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent’s Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2020 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 593,280 for subsidiary Extrafarma for the year ended December 31, 2019 (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also include expenses related to software in progress in the amount of R$ 37,327 on June 30, 2020 and R$ 56,472 on December 31, 2019.

c. Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d. Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e. Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

67

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16. Loans, Financing, Debentures and Hedge Derivative Financial Instruments

a.  Composition

a.1 Parent

Description	06/30/2020	12/31/2019	Index/ Currency	Weighted average financial charges 06/30/2020 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (g.5)	1,741,482	1,752,081	DI	105.3	2023
Notes - Ultrapar (h.1)	1,009,997	-	R$ + DI	3.1	2021
Total	2,751,479	1,752,081

Current	1,027,740	28,713
Non-current	1,723,739	1,723,368

a.2 Consolidated

Description	06/30/2020	12/31/2019	Index/ Currency	Weighted average financial charges 06/30/2020 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	5,747,009	4,213,662	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,474,151	1,057,407	US$	3.9	2021 to 2023
Foreign loan (c.1) (*)	818,834	608,685	US$ + LIBOR (1)	0.9	2022 to 2023
Financial institutions (e)	659,380	604,741	US$ + LIBOR (1)	1.8	2020 to 2023
Financial institutions (e)	174,345	132,417	US$	2.6	2020 to 2022
Financial institutions (e)	57,436	41,164	MX$ (2)	10.5	2020
Foreign loan (c.2)	-	243,837	US$ + LIBOR (1)	-	2020
BNDES (d)	-	208	US$	-	2020
Total foreign currency	8,931,155	6,902,121

68

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Description	06/30/2020	12/31/2019	Index/ Currency	Weighted average financial charges 06/30/2020 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,035,647	2,036,647	DI	95.8	2022 to 2023
Debentures – Ipiranga (g.1 and g.3)	1,730,060	1,868,612	DI	105.0	2020 to 2022
Debentures – 6ª issuance (g.5)	1,741,482	1,752,080	DI	105.3	2023
Notes - Ultrapar (h.1)	1,009,997	-	R$ + DI	3.1	2021
Debentures – CRA (g.2, g.4 and g.6) (*)	947,390	941,614	IPCA	4.6	2024 to 2025
Banco do Brasil (f)	406,789	611,276	DI	110.9	2020 to 2022
Notes - Ipiranga (h.2)	301,885	-	R$ + DI	2.0	2021
Bank Credit Bill	233,949	-	R$ + DI	3.5	2021
Debentures – Tequimar (g.7)	85,254	89,278	R$	6.5	2024
BNDES (d)	38,693	62,578	TJLP (3)	2.2	2020 to 2023
FINEP	35,565	41,345	TJLP (3)	1.6	2020 to 2023
BNDES (d)	18,622	30,392	SELIC (5)	2.4	2020 to 2023
FINEP	9,614	12,820	R$	4.0	2020 to 2021
Banco do Nordeste do Brasil	8,257	10,039	R$ (4)	8.5	2020 to 2021
BNDES (d)	1,615	3,913	R$	8.4	2020 to 2022
FINAME	8	22	TJLP (3)	5.7	2020 to 2022
Total in Brazilian Reais	8,604,827	7,460,616
Total foreign currency and Brazilian Reais	17,535,982	14,362,737
Currency and interest rate hedging instruments (**)	228,190	29,985
Total	17,764,172	14,392,722
Current	2,597,216	1,117,441
Non-current	15,166,956	13,275,281

(*) These transactions were designated for hedge accounting (see Note 33.h).

(**) Accumulated losses (see Note 33.i).

(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On June 30, 2020, TJLP was fixed at 4.94% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On June 30, 2020, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

69

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

Balance as of December 31, 2019	14,362,737
New loans and debentures with cash effect	1,611,155
Interest accrued	373,256
Principal payment	(984,871)
Interest payment	(336,187)
Monetary and exchange rate variation	2,466,214
Change in fair value	43,678
Balance as of June 30, 2020	17,535,982

The long-term consolidated debt had the following principal maturity schedule:

	06/30/2020	12/31/2019
From 1 to 2 years	2,787,002	1,424,775
From 2 to 3 years	3,591,433	3,115,495
From 3 to 4 years	2,455,162	3,451,988
From 4 to 5 years	328,191	765,263
More than 5 years	6,005,168	4,517,760
	15,166,956	13,275,281

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.i.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 4,107,000 as of June 30, 2020) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p.a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,738,000 as of June 30, 2020) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,095,200 as of June 30, 2020) in notes in the foreign market maturing in October 2026.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

70

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

• Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

• Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 821,400 as of June 30, 2020) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.	Foreign Loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 395,000 (equivalent to R$ 2,163,020 as of June 30, 2020). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges(1)	23,734	129,965	-
Jul/2021	60,000	328,560	101.8
Jun/2022	100,000	547,600	105.0
Jul/2023	50,000	273,800	104.8
Sep/2023	60,000	328,560	105.0
Sep/2023	65,000	355,940	104.7
Nov/2023	60,000	328,560	104.5
Total / average cost	418,734	2,292,985	104.4

(1) Includes interest, transaction costs and mark to market.

71

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated Financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

c.2 The subsidiary Global Petroleum Products Trading Corporation (“GPPTC”) contracted a foreign loan in the amount of US$ 60,000 with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A. The foreign loan were settled by sudsidiary GPPTC on the maturity date.

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

Capitalization level: equity / total assets equal to or above 0.3; and
Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

72

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 1.9% and maturity as shown below:

Maturity	US$ (thousands)	R$ (thousands)
Charges(1)	69	380
Aug/2020	10,000	54,917
Feb/2021	10,000	54,917
Mar/2022	30,000	164,750
Oct/2022	40,000	219,666
Mar/2023	30,000	164,750
Total	120,069	659,380

(1) Includes interest and transaction costs.

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

The subsidiary Oxiteno USA paid off in advance the amount of US$ 20 million of this financing.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400 million of such loans in December 2019.

These loans mature, as follows (includes accrued interest through June 30, 2020):

Maturity	06/30/2020
May/2021	203,789
May/2022	203,000
Total	406,789

73

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.	Debentures

g.1. In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.2. In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

74

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.3. In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

g.4. In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

75

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.5. In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

g.6. In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7. In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

76

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

The debentures have maturity dates distributed as shown below (includes accrued interest through June 30, 2020).

Maturity	06/30/2020
Charges(1)	201,556
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000
Total	6,539,833

(1) Includes interest, transaction cost and mark to market.

77

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.	Notes

h.1 In April 2020, the Company made its second public issuance of notes in a single series of 40 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 25,000,000.00
Final maturity:	April 6, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 3.10%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

h.2 In April 2020, the subsidiary IPP made its first public issuance of notes in a single series of 15 commercial notes, not convertible into shares, of unsecured type, whose main characteristics are:

Face value unit:	R$ 20,000,000.00
Final maturity:	April 3, 2021
Payment of the face value:	Lump sum at final maturity
Interest:	DI + 2.00%
Payment of interest:	Lump sum at final maturity
Reprice:	Not applicable

i.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 06/30/2020
Debentures (g)	0.2	41,406	-	(6,596)	34,810
Notes in the foreign market (b)	0.1	28,114	-	(1,705)	26,409
Notes (h)	0.5	-	6,802	(1,575)	5,227
Banco do Brasil (f)	0.2	770	-	(256)	514
Foreign loans (c)	0.0	94	-	(94)	-
Other	0.2	1,382	-	(316)	1,066
Total		71,766	6,802	(10,542)	68,026

78

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	12,778	11,424	6,710	3,338	457	103	34,810
Notes in the foreign market (b)	3,420	3,422	3,424	3,436	3,428	9,279	26,409
Notes (h)	5,227	-	-	-	-	-	5,227
Banco do Brasil (f)	348	166	-	-	-	-	514
Other	343	496	227	-	-	-	1,066
Total	22,116	15,508	10,361	6,774	3,885	9,382	68,026

j.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 74,643 as of June 30, 2020 (R$ 73,536 as of December 31, 2019) and by guarantees and promissory notes in the amount of R$ 13,645,916 as of June 30, 2020 (R$ 11,833,294 as of December 31, 2019).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 208,671 as of June 30, 2020 (R$ 293,509 as of December 31, 2019).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Maximum amount of future payments related to these collaterals	153,452	81,344	-	2,753
Maturities of up to	46 months	60 months	-	4 months
Fair value of collaterals	2,361	1,237	-	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until June 30, 2020, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

79

17.  Trade Payables

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Domestic suppliers	5,928	2,173	1,297,150	1,823,952
Domestic suppliers – related parties (see Note 8.a.2)	-	-	4,014	73,304
Domestic suppliers – reverse factoring (i)	-	-	472,403	262,870
Domestic suppliers – reverse factoring (i) - Related parties (see Note 8.a.2)	-	-	58,003	193,080
Foreign suppliers	-	-	457,452	261,222
Foreign suppliers – reverse factoring (i)	-	-	249,272	85,643
	5,928	2,173	2,538,294	2,700,071

(i) Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

18.  Salaries and Related Charges

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Provisions on salaries	9,079	-	216,165	184,716
Profit sharing, bonus and premium	9,074	-	88,232	133,533
Social charges	10,899	958	113,937	70,228
Other	102	-	20,735	17,159
	29,154	958	439,069	405,636

19. Taxes Payable (Consolidated)

	06/30/2020	12/31/2019
ICMS	136,717	149,547
PIS and COFINS	28,018	40,676
ISS	20,818	26,986
Value-Added Tax (IVA) of foreign subsidiaries	22,609	25,619
Other	22,719	27,094
	230,881	269,922

80

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

20. Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the six-month period ended June 30, 2020, the subsidiaries contributed R$ 9,485 (R$ 10,842 for the six-month period ended June 30, 2019) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of June 30, 2020 was 7,656 active participants and 346 retired participants. In addition, Ultraprev had 25 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

In May 2020, the Deliberative Council of Ultraprev approved the use of the reversion fund in the amount of R$ 47,088 as of June 30, 2020, which R$ 1,567 was used in the quarter to deduct the sponsors’ normal contributions. The balance of R$ 45,521 on June 30, 2020 will be an average period between 10 and 70 months depending on the sponsor.

81

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of June 30, 2020.

	Parent		Consolidated
	06/30/2020	12/31/2019	06/30/2020	12/31/2019
Health and dental care plan (1)	-	-	155,604	154,142
Indemnification of FGTS	2,979	-	67,414	66,309
Seniority bonus	3,536	-	35,284	34,485
Life insurance (1)	-	-	18,490	17,931
Total	6,515	-	276,792	272,867

Current	-	-	29,728	28,951
Non-current	6,515	-	247,064	243,916

(1) Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

21. Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2019	51,242
Additions (new tanks)	59
Expense with tanks removed	(1,519)
Accretion expense	509
Balance as of June 30, 2020	50,291

Current	4,283
Non-current	46,008

82

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22. Provisions and Contingencies (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2019	Additions	Reversals	Payments	Interest	Balance on 06/30/2020
IRPJ and CSLL (a.1.1)	541,281	-	(537)	-	4,578	545,322
PIS and COFINS	10,155	-	(10,264)	-	109	-
ICMS	96,472	4,067	(812)	(4,085)	70	95,712
Civil, environmental and regulatory claims (a.2.1)	85,855	4,388	(13,322)	(19,824)	132	57,229
Labor litigation (a.3.1)	98,010	4,269	(1,273)	(5,442)	2,074	97,638
Others	92,822	-	(130)	-	231	92,923
Total	924,595	12,724	(26,338)	(29,351)	7,194	888,824

Current	40,455					42,096
Non-current	884,140					846,728

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	06/30/2020	12/31/2019
Tax matters	766,101	753,810
Labor litigation	73,406	71,605
Civil and other	110,238	96,028
Total – non-current assets	949,745	921,443

83

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.1	Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 520,502 as of June 30, 2020 (R$ 515,825 as of December 31, 2019). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

a.2 Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 57,229 as of June 30, 2020 (R$ 85,855 as of December 31, 2019). The subsidiary IPP entered into an agreement in two civil lawsuits that were provisioned for the expected loss in the amount of R$ 27,995. Reason why, with the closing of the cases, this provision was written-off in the period.

a.3	Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 97,638 as of June 30, 2020 (R$ 98,010 as of December 31, 2019) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b. Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,239,192 as of June 30, 2020 (R$ 2,840,086 as of December 31, 2019).

84

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.1 Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,334,465 as of June 30, 2020 (R$ 2,028,159 as of December 31, 2019), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 175,458 as of June 30, 2020 (R$ 173,738 as of December 31, 2019).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 952,455 as of June 30, 2020 (R$ 836,822 as of December 31, 2019), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 295,255 as of June 30, 2020 (R$ 319,849 as of December 31, 2019), of which R$ 91,259 (R$ 126,772 as of December 31, 2019) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 97,272 as of June 30, 2020 (R$ 92,567 as of December 31, 2019); of conditioned fruition of fiscal incentive in the amount of R$ 119,142 as of June 30, 2020 (R$ 117,753 as of December 31, 2019); and inventory differences in the amount of R$ 277,207 as of June 30, 2020 (R$ 172,736 as of December 31, 2019) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 738,727 as of June 30, 2020 (R$ 699,360 as of December 31, 2019), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 210,945 as of June 30, 2020 (R$ 208,449 as of December 31, 2019), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

b.2 Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 616,235, totaling 2,901 lawsuits as of June 30, 2020 (R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,790 as of June 30, 2020 (R$ 33,603 as of December 31, 2019). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

85

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and in the Distrito Federal. In April, 2019 an administrative award was imposed in the amount of R$ 40,693 which is judicially reviewed for allegedly influencing uniform commercial conduct among fuel resellers around the city of Belo Horizonte, state of Minas Gerais. The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of June 30, 2020.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução - CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s Financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of June 30, 2020, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 6,149 (R$ 11,403 as of December 31, 2019). On June 30, 2020 and December, 2019 there were not extrajudicial lawsuits.

86

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3 Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 288,492, totaling 1,580 lawsuits as of June 30, 2020 (R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A and Empresa Carioca de Produtos Químicos S.A. (“EMCA”), companies located in the Camaçari Petrochemical Complex, are members, filed collective lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the collective claims which were favorable to the subsidiaries Oxiteno S.A. and EMCA are final and unappealable. The collective labor from Sindiquímica against SINPEQ became final in STF in October 2019 and remained unfavorable to SINPEQ. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno S.A and, in 2017, EMCA, as these companies did not sign the 2010 agreement with Sindiquímica. A favorable decision was issued for Oxiteno S.A., awaiting judgment of the Sindiquimica appeal and Oxiteno S.A adhesive appeal. At the Regional Labor Court of the 5th Region. For EMCA, the decision of 1st instance favorable to the company was reversed at the Regional Labor Court of the 5th Region, it’s pending a final judgment in this instance. In addition to collective actions, individual claims containing the same object have been filed.

c. Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of Interim Financial Information of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 5,371 (R$ 5,423 as of December 31, 2019) are reflected in the consolidation of these interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 188,073 as of June 30, 2020 (R$ 188,073 as of December 31, 2019. The amounts of provisions of Chevron's liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

87

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d. Contingent Assets

d.1 Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries have actions aimed at obtaining this right, as long as applicable. For the subsidiaries Oxiteno S.A., Extrafarma and Tequimar, have final and unappealable decision, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2020, the amount of R$ 487,203 (up to R$ 338,110 in 2019). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R$ 166,966 until June 30, 2020 (R$ 141,618 as of December 31, 2019). The amounts to be recovered from the other subsidiaries will be recognized to the extent that concomitantly, there are the final and unappealable decision of the individual action and confirmation of the evidences.

The Company's management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company's management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

23. Deferred Revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	06/30/2020	12/31/2019
‘am/pm’ and Jet Oil franchising upfront fee (a)	429	956
Loyalty program “Km de Vantagens” (b)	24,134	25,096
Loyalty program “Clube Extrafarma” (b)	1,820	1,574
Total current	26,383	27,626

a. Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended June 30, 2020 with 2,345 stores (2,377 as of December 31, 2019). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended June 30, 2020 with 1,473 stores (1,492 stores as of December 31, 2019).

88

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

24.  Subscription Warrants – Indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date.

On February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 528,344 shares linked to the subscription warrants - indemnification were canceled and didn’t issue on 19 February 2020. Also, 3,774,388 shares were retained, linked to subscription warrants - indemnification, which will be issued as the processes will be favorable in a final decision to the Extrafarma. Thus, the maximum number of shares, which may be issued in the future, linked to the subscription warrants - indemnification, is up to 3,431,057 shares, totaling R$ 63,063 on June 30, 2020.

In August 12, 2020, the Company’s Board of Directors confirmed the issuance of 86,798 common shares due to the partial exercise of the rights conferred by the subscription warrants. For more information on the partial issue, see note 35.d.

89

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

25. Equity

a.	Share Capital

On June 30, 2020, the subscribed and paid-in capital stock consists of 1,114,918,734 (1,112.810,192 as of December 31, 2019) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of June 30, 2020, on B3 was R$ 18.38 (R$ 25.48 as of December 31, 2019).

As of June 30, 2020, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. On February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants – idemnification. For more information on the partial issue, see note 24.

As of June 30, 2020, there were 47,479,723 common shares outstanding abroad in the form of ADRs (46,518,315 shares as of December 31, 2019).

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs.

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of June 30, 2020, and December 31, 2019, 26,780,298 common shares were held in the Company's treasury, acquired at an average cost of R$ 18.12.

90

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19, 2020, there was an increase in the reserve totaled amount of R$ 53,072, due to the partial exercise of the subscription warrants – indemnification (see note 24).

e.	Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

f.1 Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,290,073 as of June 30, 2020 (R$ 3,290,073 as of December 31, 2019).

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1 Valuation Adjustments

(i)   Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)   Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

91

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(iii)   The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)   The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Balance and changes in valuation adjustments of the Company are as follows:

	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(721,246)	909	-	-	(720,337)
IRPJ and CSLL on fair value	245,857	-	-	-	245,857
Balance as of June 30, 2020	(771,521)	1,114	(47,759)	197,369	(620,797)

	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post-employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	20,048	911	-	-	20,959
IRPJ and CSLL on fair value	(7,641)	-	-	-	(7,641)
Actuarial gain of post-employment benefits	-	-	238	-	238
Balance as of June 30, 2019	(230,929)	638	(17,511)	197,369	(50,433)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 33.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

92

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in cumulative translation adjustments of the Company are as follows:

06/30/2020
Balance as of December 31, 2019	102,427
Currency translation of foreign subsidiaries	226,742
Effect of foreign currency exchange rate variation on financial instruments	(137,304)
IRPJ and CSLL on exchange variation	46,684
Balance as of June 30, 2020	238,549

06/30/2019
Balance as of December 31, 2018	65,857
Currency translation of foreign subsidiaries	(8,572)
Effect of foreign currency exchange rate variation on financial instruments	4,069
IRPJ and CSLL on exchange variation	(1,383)
Balance as of June 30, 2019	59,971

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2019 in the amount of R $ 261,470 (R $ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and will be paid as of March 6, 2020.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2019	14,689	16,694
Provisions	261,470	264,260
Payments	(260,004)	(263,059)
Balance as of June 30, 2020	16,155	17,895

93

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26. Net Revenue from Sale and Services (Consolidated)

	06/30/2020	06/30/2019
Gross revenue from sale	39,663,687	44,872,564
Gross revenue from services	436,021	381,294
Sales taxes	(1,934,506)	(1,881,493)
Discounts and sales returns	(753,010)	(756,582)
Amortization of contractual assets with customers (see Note 11)	(150,854)	(177,818)
Deferred revenue (see Note 23)	2,034	(6,067)
Net revenue from sales and services	37,263,372	42,431,898

27.  Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Raw materials and materials for use and consumption	-	-	34,026,153	38,858,521
Personnel expenses	71,298	4,236	1,073,013	1,225,145
Freight and storage	-	-	634,549	568,780
Depreciation and amortization	971	-	458,512	416,867
Amortization of right to use assets	1,854	-	158,628	153,257
Advertising and marketing	278	-	73,705	99,322
Services provided by third parties	10,033	6,840	150,809	153,713
Other expenses	7,272	1,974	126,683	214,854
Allocation of corporate expenses	(91,706)	(13,050)
Total	-	-	36,702,052	41,690,459
Classified as:
Cost of products and services sold	-	-	34,802,194	39,581,566
Selling and marketing	-	-	1,196,737	1,309,419
General and administrative	-	-	703,121	799,474
Total	-	-	36,702,052	41,690,459

28.  Gain (loss) on Disposal of PP&E and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset disposed of. For the six-month period ended June 30, 2020, the gain was R$ 20,910 (loss of R$ 1,055 as of June 30, 2019), represented primarily from sale of PP&E.

94

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29. Other Operating Income, Net (Consolidated)

	06/30/2020	06/30/2019
Commercial partnerships (1)	12,636	24,374
Merchandising (2)	13,837	10,412
Loyalty program (3)	104	4,798
Extraordinary tax credits (4)	132,021	50,048
Conduct adjustment commitment – Tequimar (5)	-	(52,539)
Other	1,556	9,727
Other operating income, net	160,154	46,820

(1) Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.

(2) Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.

(3) Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.

(4) Refers substantially to Oxiteno S.A., Ipiranga, Oleoquimica, EMCA, Tequimar and Ultracargo PIS and COFINS credits (see Note 7.a.2), and 2019 substantially to Extrafarma and Iconic credits.

(5) For more information, see Note 22.b.2.4.

95

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

30. Financial Income (Expense)

	Parent		Consolidated
	06/30/2020	06/30/2019	06/30/2020	06/30/2019
Financial income:
Interest on financial investments	23,723	44,660	84,692	165,057
Interest from customers	-	-	60,616	71,315
Changes in subscription warranty – indemnification (see Note 24)	8,010	31,679	8,010	31,679
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.2)	-	-	77,915	4,896
Other financial income	36	-	3,931	3,341
	31,769	76,339	235,164	276,288
Financial expenses:
Interest on loans	(15,001)	-	(200,059)	(167,192)
Interest on debentures	(33,108)	(57,640)	(142,625)	(277,086)
Interest on leases payable	(2,584)	-	(69,649)	(49,520)
Bank charges, financial transactions tax, and other charges	(940)	(1,823)	(39,197)	(33,314)
Exchange variation, net of gains and losses with derivative financial instruments	-	-	(30,628)	147,405
Interest of provisions, net, and other financial	-	-	(964)	12,071
	(51,633)	(59,463)	(483,122)	(367,636)
Financial income (expense)	(19,864)	16,876	(247,958)	(91,348)

96

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31. Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants - indemnification, as mentioned in Notes 8.c and 24, respectively.

	06/30/2020	06/30/2019
Basic Earnings per Share
Net income for the period of the Company	201,925	342,262
Weighted average shares outstanding (in thousands)	1,088,217	1,084,367
Basic earnings per share – R$	0.1856	0.3156
Diluted Earnings per Share
Net income for the period of the Company	201,925	342,262
Weighted average shares outstanding (in thousands), including dilution effects	1,094,700	1,090,553
Diluted earnings per share – R$	0.1845	0.3138
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share	1,088,217	1,084,367
Dilution effect
Subscription warrants - indemnification	3,774	3,774
Deferred Stock Plan	2,709	2,412
Weighted average shares outstanding for diluted per share	1,094,700	1,090,553

Earnings per share were adjusted retrospectively by the issue of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24.
32. Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

97

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	06/30/2020	06/30/2019
Net revenue from sales and services:
Ultragaz	3,484,878	3,412,736
Ipiranga	30,249,792	35,651,471
Oxiteno	2,308,868	2,122,011
Ultracargo	318,307	252,574
Extrafarma	977,430	1,046,146
	37,339,275	42,484,938
Other (1)	24,431	18,881
Intersegment sales	(100,334)	(71,921)
Total	37,263,372	42,431,898
Intersegment sales:
Ultragaz	2,226	1,824
Ipiranga	113	332
Oxiteno	7,640	12,011
Ultracargo	65,735	38,919
	75,714	53,086
Other (1)	24,620	18,835
Total	100,334	71,921
Net revenue from sales and services, excluding intersegment sales:
Ultragaz	3,482,652	3,410,912
Ipiranga	30,249,679	35,651,139
Oxiteno	2,301,228	2,110,000
Ultracargo	252,572	213,655
Extrafarma	977,430	1,046,146
	37,263,561	42,431,852
Other (1)	(189)	46
Total	37,263,372	42,431,898
Operating income (expense):
Ultragaz	238,964	118,246
Ipiranga	248,190	694,752
Oxiteno	158,644	(22,864)
Ultracargo	141,571	23,913
Extrafarma	(54,791)	(60,056)
Corporation (2)	(47,303)	(34,589)
	685,275	719,402
Other (1)	593	2,162
Total	685,868	721,564

98

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2020	06/30/2019
Share of profit (loss) of joint-ventures and associates:
Ultragaz	36	7
Ipiranga	1,128	(11,999)
Oxiteno	345	341
Ultracargo	354	1,082
	1,863	(10,569)
Other (3)	(27,561)	521
Total	(25,698)	(10,048)

Income before financial result, income and social contribution taxes	660,170	711,516
Financial result, net	(247,958)	(91,348)
Income before income and social contribution taxes	412,212	620,168
Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	128,721	92,684
Ipiranga	139,395	145,588
Oxiteno	88,949	122,531
Ultracargo	47,123	80,637
Extrafarma	17,672	39,431
	421,860	480,871
Other (1)	21,358	4,937
Total additions to PP&E and intangible assets (see Notes 14 and 15)	443,218	485,808
Asset retirement obligation – fuel tanks (see Note 21)	(59)	(164)
Provision for demobilization of machinery and equipment	(406)	-
Capitalized borrowing costs	(9,659)	(13,758)
Total investments in PP&E and intangible assets (cash flow)	433,094	471,886
Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	231,767	126,334
Ultragaz	4,812	-
Total	236,579	126,334

99

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	06/30/2020	06/30/2019
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	94,202	95,266
Ipiranga	156,700	145,839
Oxiteno	126,361	100,330
Ultracargo	30,843	28,681
Extrafarma	41,368	39,185
	449,474	409,301
Other (1)	9,038	7,566
Total	458,512	416,867
Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	150,041	177,818
Ultragaz	813	-
Total	150,854	177,818
Amortization of right to use assets:
Ultragaz	18,609	15,246
Ipiranga	86,655	82,584
Oxiteno	6,062	4,591
Ultracargo	9,305	11,812
Extrafarma	35,950	39,024
	156,581	153,257
Other (1)	2,047	-
Total	158,628	153,257

	06/30/2020	12/31/2019
Total assets (excluding intersegment account balances):
Ultragaz	2,910,771	2,998,623
Ipiranga	16,692,688	16,278,320
Oxiteno	9,020,021	7,453,476
Ultracargo	2,099,258	1,871,799
Extrafarma	1,867,221	2,060,182
	32,589,959	30,662,400
Other (1)	1,498,258	533,072
Total	34,088,217	31,195,472

(1) Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and Subsidiaries Serma - Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda.

(2)  Expenses related to Ultrapar’s holding structure, including the Presidency, CA and CF, advisory comittees to the CA and Human Capital board and Risks, Compliance and Audit.

(3)  Includes the share of profit (loss) in the joint-ventures ConectCar and RPR.

100

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	06/30/2020	12/31/2019
United States of America	1,238,792	909,787
Mexico	152,793	124,809
Uruguay	97,944	74,732
	1,489,529	1,109,328

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	06/30/2020	06/30/2019
Net revenue from sale and services:
Brazil	36,361,460	41,730,719
Mexico	115,595	116,404
Uruguay	44,179	25,950
Other Latin American countries	274,232	203,155
United States of America and Canada	292,373	219,275
Far East	49,859	40,834
Europe	82,073	62,487
Venezuela	-	1,066
Other	43,601	32,008
Total	37,263,372	42,431,898

Sales to the foreign market are made substantially by the Oxiteno segment.

101

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33. Risks and Financial Instruments (Consolidated)

a. Risk Management and Financial Instruments - Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CAof Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

102

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b. Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and Liabilities in Foreign Currencies

	06/30/2020	12/31/2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	966,597	455,620
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	343,735	213,544
Other assets	1,802,468	1,445,022
	3,112,800	2,114,186
Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(8,868,961)	(6,895,052)
Payables arising from imports, net of advances to foreign suppliers	(698,104)	(344,523)
	(9,567,065)	(7,239,575)
Foreign currency hedging instruments	4,269,931	3,636,418

Net liability position – Total	(2,184,334)	(1,488,971)
Net asset (liability) position – Income statement effect	208,276	452,178
Net liability position – Equity effect	(2,392,610)	(1,941,149)

103

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 2,184,334 in foreign currency as of June 30, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	20,828	52,069	104,138
(2) Equity effect		(239,261)	(598,153)	(1,196,305)
(1) + (2)	Net effect	(218,433)	(546,084)	(1,092,167)
(3) Income statement effect	Real appreciation	(20,828)	(52,069)	(104,138)
(4) Equity effect		239,261	598,153	1,196,305
(3) + (4)	Net effect	218,433	546,084	1,092,167

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,488,971 in foreign currency as of December 31, 2019:

	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	45,218	113,045	226,089
(2) Equity effect		(194,115)	(485,287)	(970,575)
(1) + (2)	Net effect	(148,897)	(372,242)	(744,486)
(3) Income statement effect	Real appreciation	(45,218)	(113,045)	(226,089)
(4) Equity effect		194,115	485,287	970,575
(3) + (4)	Net effect	148,897	372,242	744,486

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c. Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

104

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	06/30/2020	12/31/2019
DI
Cash equivalents	4.a	3,506,924	1,780,939
Financial investments	4.b	2,417,220	2,610,686
Asset position of foreign exchange hedging instruments - DI	33.g	-	19,323
Loans and debentures	16.a	(7,459,809)	(6,268,615)
Liability position of foreign exchange hedging instruments - DI	33.g	(2,717,862)	(3,318,289)
Liability position of fixed interest instruments + IPCA – DI	33.g	(908,358)	(821,902)
Net liability position in DI		(5,161,885)	(5,997,858)
TJLP
Loans –TJLP	16.a	(74,266)	(103,945)
Net liability position in TJLP		(74,266)	(103,945)
LIBOR
Asset position of foreign exchange hedging instruments - LIBOR	33.g	818,816	850,307
Loans - LIBOR	16.a	(1,478,214)	(1,457,263)
Net liability position in LIBOR		(659,398)	(606,956)
SELIC
Loans – SELIC	16.a	(18,622)	(30,392)
Net liability position in SELIC		(18,622)	(30,392)
Total net liability position exposed to floating interest		(5,914,171)	(6,739,151)

105

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		06/30/2020
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	8,113	20,283	40,567
Interest effect on debt in DI	Increase in DI	(12,172)	(30,430)	(60,861)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(3,873)	(12,566)	(27,055)
Incremental expenses		(7,932)	(22,713)	(47,349)
Interest effect on debt in TJLP	Increase in TJLP	(104)	(260)	(521)
Incremental expenses		(104)	(260)	(521)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	598	1,495	2,989
Interest effect on debt in LIBOR	Increase in LIBOR	(1,159)	(2,897)	(5,794)
Incremental expenses		(561)	(1,402)	(2,805)
Interest effect on debt in SELIC	Increase in SELIC	(42)	(104)	(208)
Incremental expenses		(42)	(104)	(208)

106

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

		12/31/2019
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial	Increase in DI	29,304	73,261	146,522
Foreign exchange hedging instruments (assets in DI)	Increase in DI	55	137	274
Interest effect on debt in DI	Increase in DI	(44,469)	(111,173)	(222,345)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39,175)	(85,571)	(162,897)
Incremental expenses		(54,285)	(123,346)	(238,446)
Interest effect on debt in TJLP	Increase in TJLP	(1,213)	(3,033)	(6,065)
Incremental expenses		(1,213)	(3,033)	(6,065)
Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1,722	4,305	8,609
Interest effect on debt in LIBOR	Increase in LIBOR	(3,551)	(8,876)	(17,753)
Incremental expenses		(1,829)	(4,571)	(9,144)
Interest effect on debt in SELIC	Increase in SELIC	(251)	(628)	(1,257)
Incremental expenses		(251)	(628)	(1,257)

d. Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

107

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair Value
Counterparty credit rating	06/30/2020	12/31/2019
AAA	6,744,148	4,906,077
AA	107,218	331,512
A	1,164,012	418,020
BBB	432,145	56,488
Total	8,447,523	5,712,097

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

108

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	06/30/2020	12/31/2019
Ipiranga	493,690	447,235
Ultragaz	110,912	94,985
Oxiteno	15,263	13,252
Extrafarma	126	3,419
Ultracargo	1,639	2,001
Total	621,630	560,892

The table below presents information about credit risk exposure:

	06/30/2020			12/31/2019
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	1.6%	3,341,052	54,157	1.3%	3,843,803	50,198
less than 30 days	4.0%	136,794	5,504	2.1%	185,612	3,975
31-60 days	6.4%	50,323	3,200	7.1%	37,801	2,688
61-90 days	7.4%	52,526	3,907	20.4%	24,861	5,062
91-180 days	38.4%	106,887	41,009	41.8%	91,633	38,337
more than 180 days	56.4%	910,341	513,853	53.1%	867,618	460,632
		4,597,923	621,630		5,051,328	560,892

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	06/30/2020	12/31/2019
Brazil	610,113	550,928
Mexico	288	1,123
Uruguay	144	267
Other Latin American countries	163	561
United States of America and Canada	1,244	889
Europe	9,584	7,075
Far East	20	-
Other	74	49
	621,630	560,892

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

109

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e. Liquidity Risk

 The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totaled R$ 2,813,979, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment initially planned for 2020 totaled R$ 1,771 million (see Note 35). Until June 30, 2020, the amount of R$ 700,859 had been realized. On June 30, 2020, the Company and its subsidiaries had R$ 6,980,048 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of June 30, 2020 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	20,085,737	2,813,979	7,577,062	3,290,825	6,403,871
Currency and interest rate hedging instruments (3)	694,972	288,899	93,085	120,871	192,117
Trade payables	2,538,294	2,538,294	-	-	-
Leases payable	2,684,648	372,753	1,163,279	558,684	589,932

(1) To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 2.11% to 2020, 2.46% to 2021, 3.53% to 2022 and 4.52% to 2023; (ii) exchange rate of the Real against the U.S. dollar of R$ 4.95 in 2020, R$ 4.50 in 2021, R$ 4.15 in 2022, R$ 4.18 in 2023, R$ 4.21 in 2024, R$ 4.23 in 2025, R$ 4.25 in 2026, R$ 4.27 in 2027, R$ 4.29 in 2028 and R$ 4.31 in 2029; (iii) TJLP of 4.91%; (iv) IGP-M of 5.88% in 2020, 3.99% in 2021, 3.45% in 2022, 3.25% as from 2023; (v) IPCA of 1.8% in 2020, 2.8% in 2021, 3.0% as from 2022 (source: B3, Bulletin Focus and financial institutions).

(2) Includes estimated interest payments on short-term and long-term loans until the payment date.

(3) The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on June 30, 2020 and on the futures curve of LIBOR (ICE - IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on June 30, 2020. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

110

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f. Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g. Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

111

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		06/30/2020	12/31/2019	06/30/2020	12/31/2019
Foreign exchange swap	Debt	USD + 4.54%	104.0% DI	nov-23	USD 245,000	USD 245,000	523,254	69,298
Foreign exchange swap	Debt	USD + LIBOR-3M + 1.11%	104.9% DI	jul-23	USD 150,000	USD 150,000	288,475	74,970
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	oct-24	R$ 806,054	R$ 806,054	159,960	144,123
Interest rate swap	Debt	6.47%	99.9% DI	nov-24	R$ 90,000	R$ 90,000	3,846	584
Zero Cost Collar	Operating margin	Put USD 3.86	Call USD 4.33	dec-20	USD 195,000	USD 60,000	(215,940)	(121)
Term	Firm commitments	BRL	Heating Oil / RBOB	jul-20	USD 47,421	-	(3,962)	-
NDF	Firm commitments	BRL	USD	jul-20	USD 45,818	-	(1,776)	-
							753,857	288,854

112

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount [1]		Fair value
		Assets	Liabilities		06/30/2020	12/31/2019	06/30/2020	12/31/2019
Foreign exchange swap	Debt	USD + 0.18%	55.5% DI	jun-29	USD 320,000	USD 853,000	542,301	353,451
Foreign exchange swap	Debt	LIBOR-3M + 2.0%	105.9% DI	jun-20	-	USD 60,000	-	48,535
Foreign exchange swap	Firm commitments	USD + 0.00%	33.5% DI	may-20	-	USD 17,896	-	(2,203)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	feb-20	-	USD 4,680	-	612
NDF	Operating margin	MXN	USD	dec-20	USD 3,000	-	(626)	-
NDF	Firm commitments	BRL	USD	nov-20	USD 85,356	USD 71,600	17,153	(1,080)
Term	Firm commitments	BRL	Heating oil / RBOB	may-20	-	USD 56,000	-	(1,271)
NDF	Debt	BRL	USD	jul-20	USD 10,000	-	(4,162)	-
							554,666	398,044

(1) Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

113

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h. Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	06/30/2020	12/31/2019
Notional amount – US$	395,000	395,000
Result of hedging instruments – gain/(loss) – R$	672,793	79,466
Fair value adjustment of debt – R$	(51,615)	(36,764)
Financial expense in the statements of profit or loss – R$	(615,630)	(130,320)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1.

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until the moment of blend the fuel, as occurs with the price practiced in its sales. The subsidiary Ipiranga realizes these operations with over-the-counter derivatives that are designated in a hedge accouting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

In thousands, except the DI %	06/30/2020	12/31/2019
Notional amount – US$	93,239	-
Result of hedging instruments – gain/(loss) – R$	(30,415)	-
Fair value adjustment of inventories – R$	15,367	-

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	06/30/2020	12/31/2019
Notional amount – US$	806,054	806,054
Result of hedging instruments – gain/(loss) – R$	15,108	72,957
Fair value adjustment of debt – R$	3,846	(76,992)
Financial expense in the statements of profit or loss – R$	(27,007)	(68,054)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6.

114

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

In thousands, except the DI %	06/30/2020	12/31/2019
Notional amount – US$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	3,919	584
Fair value adjustment of debt – R$	(3,207)	(208)
Financial expense in the statements of profit or loss – R$	(2,794)	(377)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.g.7.

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On June 30, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 508,929 (US$ 550,000 on December 31, 2019). On June 30, 2020, the unrealized loss of “Other comprehensive income” is R$ 462,147 (loss of R$ 293,277 on December 31, 2019), net of deferred IRPJ and CSLL.

On June 30, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 195,000 (US$ 60,000 on March 31, 2019). On June 30, 2020, the unrealized loss of “Other comprehensive income” is R$ 15,184 (loss of R$ 74 on December 31, 2019), net of deferred IRPJ and CSLL and a expense in the amount of R$ 192,934 in the financial income.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On June 30, 2020, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2019).On June 30, 2020, the unrealized loss of “Other comprehensive income” is R$ 90,620 (loss of R$ 55,682 on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

115

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i. Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	06/30/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii)	388,391	-
b – Exchange rate derivates payable in U.S. dollars (ii)	(365,777)	(15,104)
c – Interest rate swaps in R$ (iii)	22,872	-
d – Non-derivative financial instruments (iv)	(833,572)	(842,391)
Total	(788,086)	(857,495)

	06/30/2020	12/31/2019
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) and (ii)	206,579	-
b – Exchange rate derivates payable in U.S. dollars (ii)	24	(80)
c – Interest rate swaps in R$ (iii)	16,661	-
d – Non-derivative financial instruments (iv)	(54,023)	(348,959)
Total	169,241	(349,039)

(i) Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);

(ii) Considers the designation effect of foreign exchange hedging;

(iii) Considers the designation effect of interest rate hedging in Brazilian Reais; and

(iv) Considers the results of notes in the foreign market (for further information see Note 16.b).

116

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			06/30/2020		12/31/2019
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	253,430	253,430	284,992	284,992
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,506,924	3,506,924	1,780,939	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	44,837	44,837	49,448	49,448
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,984,808	1,984,808	1,937,967	1,937,967
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	354,379	354,379	595,816	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	78,033	78,033	76,904	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	816,792	816,792	303,417	303,417
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,408,320	1,408,320	682,615	682,615
Trade Receivables	Measured at amortized cost	5.a	3,095,252	3,075,738	3,689,500	3,663,247
Reseller Financing	Measured at amortized cost	5.b	881,041	878,089	800,936	839,090
Total			12,423,816	12,401,350	10,202,534	10,214,435
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	2,292,985	2,292,985	1,666,092	1,666,092
Financing	Measured at amortized cost	16.a	8,703,164	8,667,957	6,008,414	7,268,742
Debentures	Measured at amortized cost	16.a	5,507,189	5,238,705	5,657,339	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,032,644	1,032,644	1,030,892	1,030,891
Leases payable	Measured at amortized cost	13	1,775,276	1,775,276	1,588,673	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	228,190	228,190	29,985	29,985
Trade payables	Measured at amortized cost	17	2,538,294	2,520,283	2,700,071	2,678,808
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	63,063	63,063	130,657	130,657
Total			22,140,805	21,819,103	18,812,123	19,997,517

117

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.
•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.
•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.
•

The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

118

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	06/30/2020	Level 1	Level 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	253,430	253,430	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	3,506,924	-	3,506,924
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	44,837	44,837	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,984,808	1,984,808	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	354,379	-	354,379
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	78,033	-	78,033
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	816,792	31,870	784,922
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,408,320	-	1,408,320
Trade Receivables	Measured at amortized cost	5.a	3,075,738	-	3,075,738
Reseller Financing	Measured at amortized cost	5.b	878,089	-	878,089
Total			12,401,350	2,314,945	10,086,405
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	2,292,985	-	2,292,985
Financing	Measured at amortized cost	16.a	8,667,957	5,747,008	2,920,949
Debentures	Measured at amortized cost	16.a	5,238,705	-	5,238,705
Debentures	Measured at fair value through profit or loss	16.a	1,032,644	-	1,032,644
Leases payable	Measured at amortized cost	13	1,775,276	-	1,775,276
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	228,190	-	228,190
Trade payables	Measured at amortized cost	17	2,520,283	-	2,520,283
Subscription warrants – indemnification (*)	Measured at fair value through profit or loss	24	63,063	-	63,063
Total			21,819,103	5,747,008	16,072,095

119

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Nível 1	Nível 2
Financial assets:
Cash and cash equivalents
Cash and bank	Measured at amortized cost	4.a	284,992	284,992	-
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	-	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	-
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	-
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	-	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	-	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	682,615	-	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	-	3,663,247
Reseller Financing	Measured at amortized cost	5.b	839,090	-	839,090
Total			10,214,435	2,291,392	7,923,043
Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	1,666,092	-	1,666,092
Financing	Measured at amortized cost	16.a	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16.a	5,603,669	-	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,030,891	-	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	-	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16.a	29,985	-	29,985
Trade payables	Measured at amortized cost	17	2,678,808	-	2,678,808
Subscription warrants – indemnification (*)	Measured at fair value through profit or loss	24	130,657	-	130,657
Total			19,997,517	4,587,932	15,409,585

(1) Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

120

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of June 30, 2020 and December 31, 2019, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 8.74 (R$ 5.76 as of December 31, 2019) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of June 30, 2020 and December 31, 2019, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

06/30/2020	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,204,409	2,482,925	3,761,442
(2) Debts/firm commitments in dollars		(1,205,747)	(2,488,043)	(3,770,340)
(1)+(2)	Net effect	(1,338)	(5,118)	(8,898)
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	1,900	(194,710)	(391,319)
(4) Gross margin of Oxiteno		(1,900)	194,710	391,319
(3)+(4)	Net effect	-	-	-
Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	(222,099)	-	239,606
(6) Gross margin of Oxiteno		222,099	-	(239,606)
(5)+(6)	Net effect	-	-	-

121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	700,499	1,668,202	2,635,905
(2) Debts/firm commitments in dollars		(700,465)	(1,668,031)	(2,635,596)
(1)+(2)	Net effect	34	172	309
Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	376	62,559	124,742
(4) Gross margin of Oxiteno		(376)	(62,559)	(124,742)
(3)+(4)	Net effect	-	-	-
Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	-	42,101	102,917
(6) Gross margin of Oxiteno		-	(42,101)	(102,917)
(5)+(6)	Net effect	-	-	-

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of June 30, 2020 and December 31, 2019, the Company used the futures curve of the DI x Pre contract quoted on B3 as of June 30, 2020 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

06/30/2020	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	7,449	(205,996)	(158,456)
(2) Fixed rate debt		(7,449)	205,996	158,456
(1) + (2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Interest rate swap (Real) – Debentures - CRA
(1) Fixed rate swap - DI	Decrease in Pre-fixed rate	(195,123)	(137,260)	(74,027)
(2) Fixed rate debt		195,123	137,260	74,027
(1) + (2)	Net effect	-	-	-

122

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

For the sensitivity analysis of the commodity price swings hedging instruments on June 30, 2020 and December 31, 2019, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on June 30, 2020 and December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

06/30/2020	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	-	498,078	996,156
(2) Gross margin from Ipiranga		-	(498,078)	(996,156)
(1) + (2)	Net effect	-	-	-

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF Commodities	Decrease in Commodities Price	100,542	1,490,893	2,881,245
(2) Gross margin from Ipiranga		(100,542)	(1,490,893)	(2,881,245)
(1) + (2)	Net effect	-	-	-

34.  Commitments (Consolidated)

a.	Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA, with the Complexo Industrial Portuário Governador Eraldo Gueiros and with the company Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement per year	Maturity
Aratu	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	397,000 ton.	2031
Itaqui	1,222,377 m³	2049

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of June 30, 2020, these rates were R$ 8.37 and R$ 2.54 per ton for Aratu and Suape, respectively and R$ 0.71 per m³ for Itaqui. According to contractual conditions and tolerances, there are not material pending issues regarding the minimum purchase limitsof the contract.

123

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

b.	Insurance Coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142	(equivalent to R$ 6,254 milion as of 06/30/2020)
Ipiranga	R$ 1,530
Ultracargo	R$ 1,000
Ultragaz	R$ 272
Extrafarma	R$ 160

(*) In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 2,190 million as of June 30, 2020), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 438 million as of June 30, 2020), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation, cyber risks and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

124

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP,that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

35. Subsequent Event (Consolidated)

a. Emission of US$ 350 milion in notes – notes 2029 reopening

On July 13, the subsidiary Ultrapar Internacional made an offer of notes representing debt denominated Notes in the foreign market (“Notes”), in the amount of US $ 350 million, maturing in 2029, to the coupon (interest) and yield of 5.25% per year, paid semiannually until the due date. The transaction was a reopening of the notes issued in 2019. The notes were guaranteed by the Company and the subsidiary IPP.

b. Paid off partial in advance of foreign loan

The subsidiary Ipiranga made the paid off partial in advance of foreign loans in the amount of US $ 50 million on July 13, 2020. For more information on foreign loans, see note 16.c.1.

125

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent's Separate and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c. Creation of company for digital payments

On July 23, Eaí Clube Automobilista S.A. was launched on the market, a company created to operate in the digital payments segment. Created on the solid bases of the programs Abastece Aí and Km de Vantagens, which are no longer part of the subsidiary Ipiranga, will operate under the brand Abastece Aí.

The Abastece Aí will have new features and act as a complete service platform, including digital payment accounts for each customer. The application will also offer discounts and cashback on a growing network of retail partners. Credits in reais resulting from cashback will be deposited for users in their digital wallets and can be used at any time, at partner companies or for transfer to other participants of the Abastece Aí. Customers will continue to accumulate and rescue points in the loyalty program Km de Vantagens.

d. Issuance of shares of subscription warrants Extrafarma

In August 12, 2020, the Company’s Board of Directors confirmed the issuance of 86,798 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants (see note 24) issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,005,712 common shares, all of which are registered and with no par value.

126

São Paulo, August 12, 2020 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in the Oil & Gas sector through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma, today announces its results for the second quarter of 2020.

Net revenues	Adjusted EBITDA	Net Income
R$ 16 billion	R$ 611 million	R$ 50 million

Investments	Cash flow from operations – 1H20	Market Cap
R$ 361 million	R$ 1.8 billion	R$ 20 billion

Highlights

The new coronavirus pandemic has had major impacts on and created challenges for companies, governments and the society, accelerating trends and generating structural changes. Despite the uncertainties, the outlook is for gradual recovery in the businesses and the economy, driven by the actions of the private sector, government stimulus as well as the flexibilization of restrictions on personal mobility.

We promptly took measures on various fronts for guaranteeing the health and safety of our employees and clients, supporting our partners and resellers, ensuring financial liquidity and ascertaining that our essential services were maintained at the disposal of the population. We also strengthened our social initiatives for the benefit of society as part of our contribution for tackling the pandemic.

Despite the significant impact on Ipiranga’s results, the performance in the quarter was marked by the resilience of Ultrapar’s portfolio, with the Company’s other businesses reporting growing and robust results. Measures for cash preservation, such as contingency in CAPEX and OPEX, combined with an improvement in working capital, all led to a strong cash generation and a slight reduction in our financial leverage. In July, we reopened the 2029 notes in the international market and raised US$ 350 million, strengthening our liquidity and improving our debt profile. In addition, we announced the launch of our digital payments business, leveraging the existing “abastece aí” (“Fill up here”)payment app and “Km de Vantagens” (“Km of Advantages”) loyalty platform structures and opening a new path for growth.

And all of this has only been possible thanks to the dedication, responsiveness and flexibility of our teams in adapting to this new reality, maintaining efficiency and productivity as usual. This is a source of motivation and an incentive for us to advance towards achieving our corporate purpose.

2nd QUARTER 2020

Considerations on the financial and operational information

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS) norms. The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma is reported without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

We emphasize that all the financial information shown in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the Holding.

Information denominated EBITDA – Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers – exclusive rights and cash flow hedge of the bonds; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission - CVM on October 4, 2012. The calculation of EBITDA based on net earnings is shown below:

	Quarter			Semester
R$ million	2Q20	2Q19	1Q20	1H20	1H19
Net income	50.0	120.7	168.9	218.9	363.3
(+) Income and social contribution taxes	56.2	88.7	137.1	193.3	256.9
(+) Financial (income) expenses, net	80.3	92.2	167.6	248.0	91.3
(+) Depreciation and amortization	313.4	281.3	303.7	617.1	570.1
EBITDA	500.0	583.0	777.3	1,277.3	1,281.6
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga and Ultragaz)	68.0	94.2	82.9	150.9	177.8
(+) Cash flow hedge from bonds	43.1	-	19.6	62.7	-
Adjusted EBITDA	611.0	677.2	879.8	1490.9	1,459.50
Non-recurring items
(+) TAC in Ultracargo	-	52.5	-	-	52.5
(+) Tax credits in Oxiteno	-	-	(70.9)	(70.9)	-
(+) Tax credits in Ultracargo	(11.7)	-	-	(11.7)	-
Adjusted EBITDA ex-non-recurring items	599.3	729.7	808.9	1408.2	1,512.0

127

2nd QUARTER 2020

COVID-19

Initiatives for tackling the crisis

Since the beginning of the crisis, Ultrapar and its subsidiaries have been operating on multiple fronts to ensure the safety of the employees, the stability and continuity of the businesses and the financial soundness of the Company. All the activities of Ultrapar’s subsidiaries are classified as essential in the context of the measures taken by the Brazilian government to combat the pandemic pursuant to Decree 10,282/20, which regulates Law 13,979/20.

We adopted the home working regime for employees in administrative functions and offered all necessary support for the conducting of office-related activities. In addition to the basic concerns as to the safety of our employees, we adopted various initiatives focused on wellbeing with live broadcasts on the issues, psychological support and matters involving ergonomics, in line with our principle of valuing people.

Through a multi-disciplinary committee, we have put in place a plan for the gradual return of  our administrative employees to the offices, adjusting our work place through the introduction of numerous preventive measures and the intensification of cleaning and safety initiatives, all in line with state and municipal government guidelines.

With the aim of preserving our commitment to maintain our workforce and mitigate the impact of the crisis, whenever necessary, we adjusted ourselves to the more flexible labor regulation announced by the government, such as reductions in working hours and/or salary, the temporary suspension of labor contracts and reorganization of the employees vacation program.

During the second quarter, the Company continued to implement actions to contribute to the national effort for tackling the crisis, among which are:

  Participation in partnership with the National Development Bank - BNDES in the Saving Lives match funding initiative for supporting the largest network of Philanthropic Hospitals in Brazil, responsible for more than 50% of attendances by the SUS public health system;
  Installation and delivery of LPG by Ultragaz to 5 field hospitals in the states of São Paulo and Bahia;
  Donation of 650 thousand biodegradable soaps made from reusable cooking oil by Ultragaz, for needy communities in 42 cities in 4 Brazilian states;
  Donation of about 6,500 basic baskets of goods to poor communities in Salvador and Aracaju by Ultragaz;
  Donation of LPG, by Ultragaz, to 8,000 families in poor communities in São Paulo;
  Donation by Oxiteno of 180 basic basket of goods to the Solidarity Social Fund of the city of Suzano (SP), associated to the Suzano City Hall, and the donation of hygiene and cleansing materials and food to the city of Tremembé (SP);
  Donation of masks and gloves by Extrafarma and Ultracargo in the states of Maranhão, Pará and Ceará;
  Donation of equipment and hospital beds to the field hospital of the state of Maranhão, public hospitals in the state of Pará and to the Alfa hospital in Recife (Associação Porto Social), by Ultracargo;
  Donation of 3,000 basic baskets of goods around the terminals in the states of Maranhão, Bahia, Pernambuco, Rio de Janeiro and São Paulo, by Ultracargo;
  Financial contribution for the purchase of basic baskets of goods by Oxiteno through the intermediary of a food card for low income families in communities surrounding the Company’s plants. In addition to the financial contribution, the initiative facilitated the voluntary donation by some employees through a partnership with the Gerando Falcões NGO;
  Distribution of vaccination kits through the Ipiranga’s Health on the Highway program; and
  Institutional support for the Estáter Institute (IE) and the Brazilian Society of Infectious Diseases (SBI) in the awareness campaign for assisting vulnerable groups to confront COVID-19.

In addition to the continuation of actions begun in the first quarter, such as:

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  A package for Ipiranga resellers, including the anticipation of credits from sales through the abastece aí app, postponement of rental and financing payments and temporary suspension of volume-related sales performance clauses;
  Donation by Ipiranga for the construction in the city of Porto Alegre of a hospital - jointly with Gerdau, Hospital Moinhos de Vento, Grupo Zaffari and other companies;
  Donation via the Brazilian Petroleum Institute for the construction of a field hospital in Rio de Janeiro and the donation of 70 percent alcohol to public hospitals throughout Brazil in addition to the purchase of masks and alcohol gel for distribution by Ipiranga;
  Distribution of 100 thousand liters of alcohol gel at cost price to franchisees, as well as an increased product assortment and partnerships with iFood and Uber Eats, all implemented by am/pm convenience stores; and
  Participation in the collective donation of ventilators from companies in the Camaçari Petrochemical Complex including Oxiteno, Ultragaz and Ultracargo.

Operational impacts 2Q20

  Ultragaz reported a decline in sales volume in the bulk segment due to weaker demand from industries and small and medium size companies, both categories suffering a direct impact from social distancing measures. However, this effect was compensated by the increase of sales in the bottled segment due to greater demand for LPG for residential use. In the OPEX side, Ultragaz incurred additional expenditures from higher freight costs - given the need to source LPG from more distant supply bases, protective materials and the hiring of temporary labor as well as several donations made to field hospitals and needy communities. There was no increase in client defaults during the period.
  Ultracargo recorded reduced fuel handling compared with 1Q20, due to weaker demand, offset by spot operations. Additionally, Ultracargo registered approximately R$ 2 million in additional expenses with protective materials and donations. The measures to increase productivity and recover tax credits contributed to the improvement of results in the quarter.
  At Oxiteno, the coatings, automotive and oil & gas segments experienced weaker demand, which was partially attenuated by increased sales volume in the Home & Personal Care and Crop Solutions segments. Oxiteno’s management took rapid action to minimize the effects of the pandemic with contingency measures for controlling costs and expenses, thus contributing to an improvement in results.
  Ipiranga was the most impacted among our businesses due to social distancing measures. In April, Otto cycle and diesel sales volume recorded a decrease of 37% and 17%, respectively, compared to the same period in 2019. In May and June, sales volume recorded an important and gradual recovery compared with April. In addition, strong volatility in the prices of oil and derivatives from the end of March, combined with a sharp drop in ethanol prices in April, caused significant inventory losses in the quarter. To mitigate these impacts, Ipiranga took various initiatives for preserving cash and reducing expenses in several areas, which permitted a reduction in sales, general and administrative expenses of 32% YoY. Client default levels presented a slight increase but remained at reasonable levels for the period.
  Extrafarma posted a drop in sales around R$ 45 million, mainly due to the temporary closure of drugstores located in shopping centers and the lower costumer’s flow at the drugstores that remained opened. On the other hand, the sales drop was partially offset by the rapid strengthening or expansion of sales operations through delivery channels and partnerships with delivery apps. In addition, the approval of Provisional Measure 936 by the government involving the suspension of labor contracts and the temporary reduction of salaries as well as other internal initiatives for productivity gains, contributed to a reduction in expenses in the amount of R$ 8 million, minimizing the impact in the results of the quarter.

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Liquidity

In light of the uncertainty arising from the pandemic, at the end of March and in early April, Ultrapar and its subsidiaries contracted R$ 1.5 billion in new financing with a 12-month term to strengthen their liquidity and cash position. Of this total, R$ 1.3 billion was raised through the issue of promissory notes in April. In order to preserve cash, the Company announced in the same month a reduction up to 30% in its investment plan for 2020. In August, Ultrapar’s Management decided to not distribute the interim dividend for the current year. As stated in the Company Bylaws, the minimum mandatory dividends shall be paid after the disclosure of the annual results.

In July 2020, Ultrapar reopened its 2029 notes issued in the international market, raising US$ 350 million with a coupon of 5.25% per year. Proceeds will be used for the payment of debt with short term maturities, allowing the extension of the Company’s debt maturity profile and reinforcing its cash position.

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Ultragaz

	2Q20	2Q19	1Q20	Δ	Δ	1H20	1H19	Δ
				2Q20 v 2Q19	2Q20 v 1Q20			1H20 v 1H19
Total volume (000 tons)	432	421	421	3%	3%	854	816	5%
Bottled	313	289	288	8%	9%	600	559	7%
Bulk	120	132	134	(9%)	(10%)	253	257	(1%)
EBITDA (R$ million)	206	122	147	69%	40%	353	231	53%

Operational performance – Sales volume at Ultragaz in 2Q20 recorded a growth of 3% compared with 2Q19, in line with the market growth for the period. In the bottled segment, volumes were up by 8% YoY, driven by the increase in residential consumption, which was driven by the restrictions imposed by the pandemic. In the bulk segment, volumes were 9% down, with a decline in sales to commercial and service establishments and industries, sectors most affected by social distancing measures while other segments recorded growth in the quarter.

Net revenues – Total of R$ 1,723 million (-3%), due to the LPG price adjustments by Petrobras and sales mix.

Cost of goods sold – Total of R$ 1,442 million (-7%), mainly as a result of LPG price readjustments by Petrobras, despite higher sales volume and an increase in expenditures with freight due to the need to source LPG from more distant supply bases.

Sales, general and administrative expenses – Total of R$ 136 million (-11%), due to lower expenses with payroll, lower provisions for doubtful accounts and initiatives for controlling expenses in general. These effects were partially compensated by the increase in expenses with freight, due to a larger volume of sales, and higher expenses with protective materials and donations in order to combat the pandemic.

EBITDA – Total of R$ 206 million (+69%), due to the increase in sales volume, greater operational efficiency and lower expenses.

Investments – Ultragaz invested R$ 66 million in the replacement and acquisition of gas bottles, in the setting up of new Ultrasystem clients and operational safety.

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Ultracargo

	2Q20	2Q19	1Q20	Δ	Δ	1H20	1H19	Δ
				2Q20 v 2Q19	2Q20 v 1Q20			1H20 v 1H19
Static capacity¹ (000 m³)	832	700	822	19%	1%	827	700	18%
m³ sold (000 m³)	2,963	2,549	3,149	16%	(6%)	6,112	5,144	19%
EBITDA ex-non-recurring items² (R$ million)	80	59	91	35%	(12%)	170	119	44%
EBITDA (R$ million)	92	7	91	n/a	1%	182	66	175%

1 Monthly average

² Excluding the effect of the TAC in 2Q19 and tax credits in 2Q20

Operational performance – Ultracargo’s average static capacity increased 19% compared to 2T19, due largely to the expanded operations at Santos and Itaqui terminals over the last 12 months, while m³ sold grew 16% mainly due to the greater operation of fuels and the greater installed capacity, in addition to a higher number of spot operations at Aratu.

Net revenues – Total of R$ 155 million in 2Q20 (+23%), driven by the increase in fuel handling, new agreements and spot operations.

Cost of services provided – Total of R$ 66 million (+9%), due to an increase in capacity on a YoY comparison basis. The cost of services provided per m³ sold decreased 6%, reflecting a gain in productivity.

Sales, general and administrative expenses – Total of R$ 28 million (-6%), mainly due to lower payroll and depreciation expenses, attenuated by higher expenditures with protective materials and donations for tackling the pandemic.

Other operating results – An increase of R$ 59 million compared to 2Q19, mainly due to PIS/COFINS non-recurring tax credits worth R$ 12 million in 2Q20 and the Conduct Adjustment Agreement (“TAC”) in the amount of R$ 53 million in 2Q19. In relation to 1Q20, the increase was R$ 7 million, due to the booking of non-recurring tax credits, which were partially compensated by the Eletrobrás credit of R$ 4 million registered in the preceding quarter.

EBITDA – Total of R$ 92 million, a record for Ultracargo. Excluding the effect of extraordinary tax credits in 2Q20 and payment of the TAC in 2Q19, there was an increase of 35% due to the expansion in capacity at Santos and Itaqui terminals, an increase in spot operations and a reduction in expenses. In relation to 1Q20, despite reduced handling activity, EBITDA remained practically unchanged, due to the decrease in expenses and non-recurring tax credits, already mentioned.

Investments – Ultracargo recorded investments in the quarter of R$ 26 million, mainly related to the expansion at Itaqui, operational safety and maintenance at the terminals. In July, Ultracargo obtained the building permit at the new terminal in Vila do Conde (PA), enabling the early start of constructions.

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Oxiteno

	2Q20	2Q19	1Q20	Δ	Δ	1H20	1H19	Δ
				2Q20 v 2Q19	2Q20 v 1Q20			1H20 v 1H19
Average exchange rate (R$/US$)	5.39	3.92	4.46	38%	21%	4.92	3.84	28%
Total volume (000 tons)	166	183	181	(9%)	(8%)	347	364	(5%)
Specialty chemicals	139	146	148	(5%)	(6%)	287	294	(2%)
Commodities	28	38	32	(27%)	(15%)	60	70	(14%)
Sales in Brazil	111	132	128	(16%)	(13%)	238	256	(7%)
International sales	56	51	53	9%	5%	109	107	1%
EBITDA ex-non-recurring¹ (R$ million)	162	45	122	261%	33%	283	84	236%
EBITDA (R$ million)	162	45	193	261%	(16%)	354	84	320%

¹Excluding tax credits in 1Q20

Operational performance – Specialty chemical volume reduced by 5% compared with 2Q19 due to lower sales in some segments of the domestic market, more impacted by the coronavirus pandemic, attenuated by an increase in sales to the Home & Personal Care and Crop Solutions segments, higher exports from Brazil and an increase in sales in the United States.

Net revenues – Total of R$ 1,201 million (+13%) due to the devaluation of 38% of the Real against the US Dollar (R$ 1.47/US$), offset by a reduction of 6% in average US Dollar prices, following a drop in petrochemical prices on the international market and due to a decrease in volumes.

Cost of goods sold – Total of R$ 973 million (+8%) due to the 38% devaluation of the Real against the US Dollar (R$ 1.47/US$), attenuated by lower sales volume and the lower provisioning for inventory reevaluation. The cost of goods sold in US$ per ton fell 13% in the quarter compared with 2Q19, notably due to the fall in ethylene costs.

Sales, general and administrative expenses – Total of R$ 179 million (+3%), due to higher expenditures with international freight related to the increase in exports as well as the devaluation of the Real against the US Dollar, attenuated by a reduction in expenses. In relation to 1Q20, sales, general and administrative expenses were down 8% due to the reduction in payroll and freight expenditures, given reduced sales volume.

EBITDA – Total of R$ 162 million (+261%) due to an improved contribution margin in US Dollars, resulting from richer sales mix and the ramp-up of the United States plant, and the 38% devaluation of the Real against the US Dollar (R$ 1.47/US$), offset by the exchange rate impact on expenses. Comparing with 1Q20, excluding the effect of the non-recurring tax credits of R$ 71 million in the previous quarter, EBITDA increased by 33%, due to the devaluation in the Real and to lower expenses, attenuated by lower sales volume.

Investments – Investments in the period were R$ 42 million, mainly for plant maintenance and safety.

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Ipiranga

	2Q20	2Q19	1Q20	Δ	Δ	1H20	1H19	Δ
				2Q20 v 2Q19	2Q20 v 1Q20			1H20 v 1H19
Total volume (000 m³)	4,626	5,610	5,490	(18%)	(16%)	10,116	11,197	(10%)
Diesel	2,582	2,787	2,722	(7%)	(5%)	5,304	5,461	(3%)
Otto cycle	1,958	2,721	2,669	(28%)	(27%)	4,626	5,532	(16%)
Others¹	86	102	99	(16%)	(14%)	185	204	(9%)
EBITDA (R$ million)	179	511	480	(65%)	(63%)	659	1,108	(41%)

 ¹ Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga reported a reduction of 18% in sales volume in relation to 2Q19, a reflection of the pandemic which had a major impact on fuel consumption in Brazil, especially in April, with a gradual recovery in May and June. The Otto cycle segment was the most affected and posted a reduction in sales volume of 28% in the quarter, while diesel volumes were down by 7%. Quarter-on-quarter, volume was 16% lower, with declines of 27% in the Otto cycle and 5% in diesel.

Net revenues – Total of R$ 12,350 million (-32%), due to lower sales volume and a decline in average unit costs of oil derivatives and ethanol, particularly in March and April 2020. In relation to 1Q20, net revenues registered a reduction of 31%.

Cost of goods sold – Total of R$ 12,035 million (-31%), mainly due to lower sales volume and a decline in Ipiranga’s average unit cost, derived from consecutive reductions in prices at Petrobras at the end of March and during April.

Sales, general and administrative expenses – Total of R$ 362 million (-32%), largely due to the reduction in freight costs (lower sales volume), marketing and payroll, as well as lower provisions for doubtful debts (judicial recovery of a client in 2Q19) and containment of expenses on various fronts.

Other operating results – Total of R$ 22 million (-47%), due to the constitution of PIS/COFINS non-recurring tax credits in 2Q19.

Disposal of property – Total of R$ 14 million, due to the sale of lands in the period.

EBITDA – Total of R$ 179 million (-65%,) due to a significant inventory loss in the period and by a sharp drop in sales volume, which were partially offset by initiatives for containing expenses.

Investments – Ipiranga invested R$ 201 million in the expansion and maintenance of the service station and franchise networks and in the company’s logistical infrastructure. Out of total investments, R$ 34 million was expended on plant, property and equipment and additions to intangible assets, R$ 90 million on contractual assets with clients (exclusive rights) and R$ 77 million in the form of drawdowns of financing to clients and advance payments of rentals, net of receipts. Ipiranga closed 2Q20 with 7,105 service stations and in line with 1Q20.

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Extrafarma

	2Q20	2Q19	1Q20	Δ	Δ	1H20	1H19	Δ
				2Q20 v 2Q19	2Q20 v 1Q20			1H20 v 1H19
Drugstores (end of period)	410	433	411	(5%)	0%	410	433	(5%)
% mature stores (+3 years)	62%	47%	60%	15.1 p.p.	2.6 p.p.	62%	47%	15.1 p.p.
Gross revenues (R$ million)	515	559	521	(8%)	(1%)	1,036	1,105	(6%)
EBITDA (R$ million)	14	18	9	(24%)	54%	23	19	17%

Operational performance – Extrafarma ended 2Q20 with 410 stores, 15 store openings and 38 closures in the past 12 months, a reduction of 5% in its network and the result of greater selectivity in expansion and a more rigorous approach to underperforming stores. During 2Q20, around 7% of the stores were temporally closed, for being in shopping centers, and about 80% of the stores operated with reduced opening hours. At the end of 2Q20, stores still at the maturing stage (with up to three years of operations) represented 38% of the network.

Gross revenues – Total of R$ 515 million (-8%), a reflection of the (i) number of stores 5% lower, (ii) the temporary closure of 7% of stores in shopping centers and (iii) the decrease in customers’ flow at the stores, effects that were partially offset by higher sales from the same stores in operation (+4.6%), as a result of the maintenance of a good service level, greater average ticket and strengthening and expanding of sales initiatives through delivery channels and partnerships with delivery apps.

Cost of goods sold and gross profit – The cost of goods sold totaled R$ 343 million (-9%), due to lower sales. Gross profit was R$ 141 million (-7%), corresponding to a gross margin of 27.5%, 0.5 p.p. higher than 2Q19, mainly due to improvement in retail margins and lower share of sales in the wholesale segment, which has a lower margin, despite the postponement of the regulatory price increase (CMED) from April to June.

Sales, general and administrative expenses – Total of R$ 163 million (-15%) mainly due to the lower number of stores and the initiatives for ramping up productivity and logistical optimization, with emphasis on the reduction of payroll expenses and the opening of the Guarulhos (SP) DC.

Other operating results – Reduction of R$ 17 million in relation to 2Q19, mainly due to the booking of non-recurring tax and social security credits reported in 2Q19.

EBITDA – Total of R$ 14 million (-24%), a reduction of R$ 4 million compared to 2Q19, due to tax and social security credits of R$ 16 million in 2Q19. Excluding this effect, and despite the 8% drop in sales impacted by the pandemic and fewer number of stores, Extrafarma recorded a growth in EBITDA, mainly from the (i) process of closure of stores implemented and higher profitability of the existing chain, (ii) initiatives to increase productivity and reduce expenses and (iii) improve margins. In relation to 1Q20, there was an increase of 54% principally due to the reduction in expenses and productivity gains, despite the impacts of the pandemic and lower revenues.

Investments – In 2Q20, Extrafarma invested R$ 6 million, allocated mainly to IT, maintenance and revitalization of stores.

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Ultrapar

Amounts in R$ million	2Q20	2Q19	1Q20	Δ	Δ	1H20	1H19	Δ
				2Q20 v 2Q19	2Q20 v 1Q20			1H20 v 1H19
Net revenues	15,876	21,693	21,387	(27%)	(26%)	37,263	42,432	(12%)
Net Income	50	121	169	(59%)	(70%)	219	363	(40%)
Earnings per share attributable to shareholders²	0.04	0.10	0.15	(62%)	(75%)	0.19	0.32	(41%)
EBITDA ex-non-recurring¹	599	730	809	(18%)	(26%)	1,408	1,512	(7%)
Adjusted EBITDA	611	677	880	(10%)	(31%)	1,491	1,459	2%
Investments	361	336	350	7%	3%	711	604	18%
Operating cash flow	871	1,065	932	(18%)	(7%)	1,803	1,527	18%

¹ Excludes the effect of the TAC at Ultracargo in 2Q19, tax credits at Oxiteno in 1Q20 and tax credits at Ultracargo in 2Q20

² Calculated in Reais based on the weighted average number of shares over the period, net of shares held in treasury

Net revenues – Total of R$ 15,876 million (-27%) due to the decrease in net revenues at Ipiranga, Ultragaz and Extrafarma, mainly the result of volatility in the prices of fuels and LPG and the downturn in sales volume, in most of the businesses, due to the pandemic.

Adjusted EBITDA – Total of R$ 611 million (-10%), due to the lower EBITDA of Ipiranga and Extrafarma. Excluding the effects of the tax credits in 2Q20 and the TAC in 2Q19, both at Ultracargo, EBITDA totaled R$ 599 million (-18%).

Depreciation and amortization3 – Total of R$ 381 million (+2%), mainly the result of greater amortization of software, vehicles and properties.

Financial result – Ultrapar reported net financial expense of R$ 80 million in 2Q20 (-13%), reflecting the decrease in interest expenses, partially offset by the appreciation of Ultrapar’s shares in relation to the subscription warrant (issued at the incorporation of Extrafarma), which had a negative effect in 2Q20. In relation to 1Q20, the financial result was 52% lower, mainly due to the negative result from marking to market the zero cost collar in 1Q20.

Net Income – Total of R$ 50 million (-59%), largely due to the impacts of the pandemic on Ipiranga’s business, attenuated by a lower financial expense.

Cash flow from operational activities – Cash generation of R$ 1,803 million in 1H20, compared to R$ 1,527 million in 1H19, was due to greater divestment in working capital in the period.

Results from Holding, affiliates and abastece aí – In addition to the five principal businesses, Ultrapar recorded a negative impact on its EBITDA of R$ 40 million, comprised of (i) R$ 22 million of the Holding’s expenses, (ii) R$ 12 million of negative EBITDA from abastece aí (new digital payments company) due to expenses with payroll and technology for the structuring and growth of the business, and (iii) R$ 7 million of negative EBITDA from affiliates, related principally to lower sales volume and inventory losses at the Riograndense refinery due to the sudden decline in oil and oil derivative prices at the beginning of the quarter and accentuated exchange rate volatility with a negative impact on the cost of raw materials.

³ Includes amortization of contractual assets with clients – exclusive rights

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Capital markets

Incorporating trading on B3 and NYSE, Ultrapar reported an average daily trading volume of R$ 165 million/day in 2Q20 (+27%). Ultrapar’s shares closed the quarter quoted at R$ 18.38 on B3, an appreciation of 47% in the quarter while the Ibovespa stock index posted an appreciation of 30%. In NYSE, Ultrapar’s shares posted an appreciation of 40% in 2Q20, while the Dow Jones stock index registered growth of 18%. Ultrapar closed 2Q20 with a market cap of R$ 20 billion.

Capital markets	2Q20	2Q19	1Q20	1H20	1H19
Number of shares (000)	1,114,919	1,112,810	1,114,919	1,114,919	1,112,810
Market capitalization¹ (R$ million)	20,492	22,367	13,970	20,492	22,367
B3
Average daily trading volume (shares)	9,135,911	5,092,892	9,901,834	9,437,640	5,275,822
Average daily trading volume (R$ 000)	141,452	107,834	184,163	160,858	125,529
Average share price (R$/share)	15.48	21.17	18.60	17.04	23.79
NYSE
Quantity of ADRs² (000 ADRs)	47,480	46,518	47,480	47,480	46,518
Average daily trading volume (ADRs)	1,494,156	1,031,820	1,934,532	1,687,522	1,330,850
Average daily trading volume (US$ 000)	4,341	5,637	9,031	6,544	8,524
Average share price (US$/ADRs)	2.91	5.46	4.67	3.88	6.41
Total
Average daily trading volume (shares)	10,630,068	6,124,712	11,836,366	11,125,162	6,606,672
Average daily trading volume (R$ 000)	164,769	129,913	223,771	191,685	158,107

¹ Calculated based on the closing share price for the period

² 1 ADR = 1 common share

Performance UGPA3 x Ibovespa – 2Q20

(Mar 31, 2020 = 100)

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Debt (R$ million)

Ultrapar consolidated	2Q20	1Q20	2Q19
Gross debt	(17,764.2)	(16,962.0)	(14,570.6)
Cash and cash equivalents	8,447.5	7,248.7	6,421.5
Net debt (ex-IFRS 16)	(9,316.6)	(9,713.3)	(8,149.1)
Leases payable	(1,775.3)	(1,704.2)	(1,564.7)
Net debt	(11,091.9)	(11,417.6)	(9,713.8)
Net debt/LTM Adjusted EBITDA¹ (ex-IFRS 16)	3.1x	3.1x	2.6x
Net debt/LTM Adjusted EBITDA¹	3.2x	3.3x	n/a
Average cost of debt	140.9% DI	121.4% DI	97.6% DI
	DI + 1.2%	DI + 0.9%	DI - 0.1%
Average cash yield (% DI)	87.4%	90.3%	91.3%
Duration (years)	4.4	4.7	5.0

¹ LTM Adjusted EBITDA excludes the impairment of Extrafarma of R$ 593 million in 1Q20 and in 2Q20

Ultrapar ended 2Q20 with net financial debt of R$ 9.3 billion, comprised of a gross debt of R$ 17.8 billion and a cash position of R$ 8.4 billion. The effect of exchange rate variation on the net debt for the portion of the notes designated for hedge accounting was R$ 171 million in 2Q20. At the beginning of the quarter, the Company strengthened its cash position with new funding to enable its businesses to navigate the pandemic. Considering leases payable (IFRS 16) of R$ 1.8 billion, the Company’s total net debt was R$ 11.1 billion (3.2x LTM Adjusted EBITDA) compared to R$ 11.4 billion in March 31, 2020 (3.3x LTM Adjusted EBITDA). Despite the reduction in EBITDA, impacted by the ongoing pandemic, the strong cash generation in the quarter permitted the reduction in the financial leverage.

Maturity profile:

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2nd QUARTER 2020

Debt breakdown:

Local currency	8,604.8
Foreign currency	8,931.2
Result from currency and interest hedging instruments	228.2
Total	17,764.2

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2Q20 Conference Call

Ultrapar will host a conference call for analysts and investors on August 13, 2020 to comment on the Company’s performance in the second quarter of 2020 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The WEBCAST live will be available via the internet at ri.ultra.com.br. Please connect 15 minutes in advance.

English: 12:30 pm (Brasília time) / 11:30 am (USA EST)

International Participants: +1 (844) 802-0962

Code: Ultra

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10146533

Portuguese: 11 am (Brasília time) / 10 am (USA EST)

Telephone for connections: +55 (11) 2188-0155

Code: Ultra

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

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ULTRAPAR

CONSOLIDATED BALANCE SHEET
In million of Reais	JUN 20	JUN 19	MAR 19
ASSETS
Cash and cash equivalents	3,805.2	2,909.3	2,494.0
Financial investments and hedging instruments	3,174.9	3,177.4	3,460.7
Trade receivables and reseller financing	3,505.6	4,226.2	3,629.4
Inventories	2,970.2	3,263.6	3,394.8
Recoverable taxes	1,476.1	1,035.8	1,436.5
Prepaid expenses	158.2	160.0	157.1
Contractual assets with customers - exclusive rights	473.0	478.9	473.5
Other receivable	87.3	86.8	83.3
Total Current Assets	15,650.4	15,337.9	15,129.3
Financial investments and hedging instruments	1,467.5	334.8	1,294.0
Trade receivables and reseller financing	470.7	375.1	401.2
Deferred income and social contribution taxes	1,016.6	599.3	916.1
Recoverable taxes	1,149.1	837.4	1,085.9
Escrow deposits	949.7	912.6	957.2
Prepaid expenses	87.8	106.9	62.4
Contractual assets with customers - exclusive rights	1,127.4	977.5	1,065.8
Other receivables	197.2	196.6	197.2
Investments	165.8	122.4	171.7
Right to use assets	2,135.5	1,878.6	2,069.7
Property, plant and equipment	7,899.3	7,309.0	7,884.7
Intangible assets	1,770.5	2,316.6	1,780.5
Total Non-Current Assets	18,437.0	15,966.8	17,886.5
TOTAL ASSETS	34,087.4	31,304.8	33,015.9
LIABILITIES
Loans and hedging instruments	2,335.1	981.0	1,529.5
Debentures	262.1	315.2	276.8
Trade payables	2,538.3	2,506.3	2,405.3
Salaries and related charges	439.1	369.3	340.1
Taxes payable	316.6	327.8	343.1
Leases payable	238.5	203.5	230.5
Other payables	355.3	395.9	319.2
Total Current Liabilities	6,485.0	5,098.9	5,444.5
Loans and hedging instruments	8,951.8	7,010.8	8,771.5
Debentures	6,215.2	6,263.6	6,384.2
Provisions for tax, civil and labor risks	846.7	848.8	887.2
Post-employment benefits	247.1	202.5	245.8
Leases payable	1,536.7	1,361.2	1,473.8
Other payables	297.0	450.7	307.2
Total Non-Current Liabilities	18,094.5	16,137.7	18,069.7
TOTAL LIABILITIES	24,579.4	21,236.6	23,514.2
EQUITY
Share capital	5,171.8	5,171.8	5,171.8
Reserves	4,595.3	4,646.1	4,595.4
Treasury shares	(485.4)	(485.4)	(485.4)
Other	(165.3)	359.6	(165.1)
Non-controlling interests in subsidiaries	391.6	376.0	385.0
Total equity	9,508.0	10,068.1	9,501.7
TOTAL LIABILITIES AND EQUITY	34,087.4	31,304.8	33,015.9
Cash and financial investments	8,447.5	6,421.5	7,248.7
Debt	(17,764.2)	(14,570.6)	(16,962.0)
Leases payable	(1,775.3)	(1,564.7)	(1,704.2)
Net cash (debt)	(11,091.9)	(9,713.8)	(11,417.6)
Net cash (debt) ex-IFRS 16	(9,316.6)	(8,149.1)	(9,713.3)

141

2nd QUARTER 2020

ULTRAPAR
CONSOLIDATED INCOME STATEMENT

In million of Reais	2Q20	2Q19	1Q20	1H20	1H19
Net revenue from sales and services	15,876.2	21,692.6	21,387.1	37,263.4	42,431.9
Cost of products and services sold	(14,825.0)	(20,286.9)	(19,977.2)	(34,802.2)	(39,581.6)
Gross profit	1,051.2	1,405.8	1,409.9	2,461.2	2,850.3
Operating expenses
Selling and marketing	(608.3)	(696.6)	(644.9)	(1,253.3)	(1,375.1)
General and administrative	(293.2)	(415.6)	(409.9)	(703.1)	(799.5)
Other operating income	36.2	10.1	123.9	160.2	46.8
Gain (loss) on disposal of property, plant and equipment and intangibles	14.0	1.0	6.9	20.9	(1.1)
Impairment	-	-	-	-	-
Operating income (loss)	199.8	304.7	486.0	685.9	721.6
Financial result
Financial income	53.1	132.1	182.1	235.2	276.3
Financial expenses	(133.4)	(224.3)	(349.7)	(483.1)	(367.6)
Share of profit (loss) of subsidiaries, joint ventures and associates	(13.3)	(3.1)	(12.4)	(25.7)	(10.0)
Income before income and social contribution taxes	106.2	209.4	306.0	412.2	620.2
Provision for income and social contribution taxes
Current	(130.7)	(126.0)	(124.3)	(255.0)	(278.9)
Deferred	55.1	31.3	(28.8)	26.3	2.6
Benefit of tax holidays	19.3	5.9	16.0	35.3	19.5
Net income	50.0	120.7	168.9	218.9	363.3
Net income attributable to:
Shareholders of the Company	41.1	108.6	160.9	201.9	342.3
Non-controlling interests in subsidiaries	9.0	12.1	8.0	17.0	21.0
Adjusted EBITDA	611.0	677.2	879.8	1,490.9	1,459.5
Depreciation and amortization¹	381.4	375.5	386.6	768.0	747.9
Cash flow hedge bonds	43.1	-	19.6	-	-
Total investments²	360.8	335.8	350.1	710.9	603.6
RATIOS
Earnings per share - R$	0.04	0.10	0.15	0.19	0.32
Net debt / Stockholders' equity	0.98	0.81	1.02	0.98	0.81
Net debt / LTM Adjusted EBITDA³ (ex-IFRS16)	3.07	2.60	3.12	3.07	2.60
Net debt / LTM Adjusted EBITDA³	3.24	n/a	3.27	3.24	n/a
Net interest expense / Adjusted EBITDA	0.13	0.14	0.19	0.17	0.06
Gross margin	6.6%	6.5%	6.6%	6.6%	6.7%
Operating margin	1.3%	1.4%	2.3%	1.8%	1.7%
Adjusted EBITDA margin	3.8%	3.1%	4.1%	4.0%	3.4%
Number of employees	16,003	16,916	15,887	16,003	16,916

¹ Includes amortization with contractual assets with customers – exclusive rights

² Includes property, plant and equipment
and additions to intangible assets, contractual
assets with customers (exclusive rights),
initial direct costs of

assets with right of use, financing of clients
and rental advances (net of repayments)
and acquisition of shareholdings

³ LTM adjusted EBITDA does not consider impairment of Extrafarma for 1Q20 and 2Q20

142

2nd QUARTER 2020

In million of Reais	JAN - JUN	JAN - JUN
	2020	2019
Cash flows from operating activities
Net income for the period	218.9	363.3
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	25.7	10.0
Amortization of contractual assets with customers - exclusive rights	150.9	177.8
Amortization of right to use assets	158.6	153.3
Depreciation and amortization	458.5	416.9
PIS and COFINS credits on depreciation	8.8	7.3
Interest and foreign exchange rate variations	614.5	547.8
Deferred income and social contribution taxes	(26.3)	(2.6)
(Gain) loss on disposal of property, plant and equipment and intangibles	(20.9)	1.1
Estimated losses on doubtful accounts	56.5	65.6
Provision for losses in inventories	(1.8)	13.3
Provision for post-employment benefits	(2.9)	(3.3)
Equity instrument granted	3.5	3.2
Other provisions and adjustments	(2.2)	2.4
	1,641.8	1,756.2
(Increase) decrease in current assets
Trade receivables and reseller financing	517.6	155.4
Inventories	752.6	77.3
Recoverable taxes	(28.4)	(138.9)
Dividends received from subsidiaries and joint-ventures	4.7	3.7
Insurance and other receivables	(49.8)	(28.2)
Prepaid expenses	(74.3)	(13.6)
Increase (decrease) in current liabilities
Trade payables	(218.0)	(225.4)
Salaries and related charges	33.4	(58.9)
Taxes payable	(39.0)	(38.8)
Income and social contribution taxes	(20.9)	122.9
Post-employment benefits	0.8	(2.5)
Provision for tax, civil, and labor risks	1.6	13.6
Insurance and other payables	20.1	64.4
Deferred revenue	(1.2)	9.7
(Increase) decrease in non-current assets
Trade receivables and reseller financing	(52.3)	54.7
Recoverable taxes	(276.8)	15.4
Escrow deposits	(28.3)	(31.0)
Other receivables	0.2	(0.0)
Prepaid expenses	(14.6)	(18.5)
Increase (decrease) in non-current liabilities
Post-employment benefits	6.0	1.8
Provision for tax, civil, and labor risks	(37.4)	(16.4)
Other payables	(40.2)	32.5
Deferred revenue	-	(2.1)
Payments of contractual assets with customers - exclusive rights	(236.6)	(126.3)
Income and social contribution taxes paid	(58.1)	(79.8)
Net cash provided by operating activities	1,802.8	1,527.2
Cash flows from investing activities
Financial investments, net of redemptions	312.1	(488.3)
Cash and cash equivalents of subsidiary acquired	-	-
Acquisition of property, plant, and equipment	(354.5)	(424.8)
Acquisition of intangible assets	(78.6)	(47.1)
Acquisiton of companies	-	-
Capital increase in joint ventures	(10.0)	(8.8)
Capital reduction in associates	-	-
Initial upfront costs of entitlement assets	-	-
Proceeds from disposal of property, plant and equipment and intangibles	49.4	15.3
Net cash used in investing activities	(81.5)	(953.6)
Cash flows from financing activities
Loans and debentures
Proceeds	1,611.2	1,998.0
Repayments	(984.9)	(2,063.9)
Interest paid	(336.2)	(1,003.3)
Payments of lease	(172.3)	(155.1)
Dividends paid	(263.1)	(380.6)
Redemption of non-controlling shares of Oxiteno Nordeste	-	(2.2)
Capital increase from Iconic non-controlling shareholders	-	7.0
Related parties	(0.0)	(0.0)
Net cash provided by (used in) financing activities	(145.3)	(1,600.1)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	113.9	(3.1)
Increase (decrease) in cash and cash equivalents	1,689.8	(1,029.6)
Cash and cash equivalents at the beginning of the period	2,115.4	3,939.0
Cash and cash equivalents at the end of the period	3,805.2	2,909.3
Transactions without cash effect:
Addition on right to use assets and leases payable	293.7	257.0
Initial upfront costs of entitlement assets and suppliers	56.3	-
Reversion fund - private pension	47.1	-

143

2nd QUARTER 2020
ULTRAGAZ
BALANCE SHEET

In million of Reais	JUN 20	JUN 19	MAR 19
OPERATING ASSETS
Trade receivables	336.9	427.5	386.5
Non-current trade receivables	31.3	18.1	12.6
Inventories	132.6	120.4	109.6
Taxes	96.1	84.9	84.4
Escrow deposits	220.4	220.6	219.6
Other	73.7	57.0	68.0
Right to use assets	107.0	126.5	110.4
Property, plant and equipment / Intangibles	1,022.4	938.5	1,001.9
TOTAL OPERATING ASSETS	2,020.5	1,993.5	1,993.0
OPERATING LIABILITIES
Suppliers	93.1	97.7	89.0
Salaries and related charges	90.3	94.2	65.3
Taxes	13.0	9.2	12.1
Judicial provisions	129.4	117.9	128.4
Leases payable	144.3	163.2	147.6
Other accounts payable	83.1	107.1	97.3
TOTAL OPERATING LIABILITIES	553.2	589.4	539.7

INCOME STATEMENT

In million of Reais	2Q20	2Q19	1Q20	1H20	1H19
Net sales	1,723.4	1,772.5	1,761.5	3,484.9	3,412.7
Cost of products sold	(1,442.3)	(1,550.0)	(1,522.9)	(2,965.2)	(2,982.0)
Gross profit	281.1	222.5	238.6	519.7	430.7
Operating expenses
Selling	(104.2)	(105.7)	(106.6)	(210.8)	(213.4)
General and administrative	(32.3)	(48.2)	(47.5)	(79.8)	(100.8)
Other operating income	1.8	(0.5)	4.9	6.7	3.0
Gain (loss) on disposal of property, plant and equipment and intangibles	2.3	0.3	0.9	3.2	1.2
Operating income (loss)	148.7	68.5	90.2	239.0	120.7
Share of profit of subsidiaries, joint ventures and associates	0.0	(0.0)	0.0	0.0	0.0
Adjusted EBITDA	205.7	121.7	147.0	352.6	231.2
Depreciation and amortization¹	56.9	53.2	56.7	113.6	110.5
Ratios
Gross margin (R$/ton)	650	529	566	609	528
Operating margin (R$/ton)	344	163	214	280	148
EBITDA margin (R$/ton)	476	289	349	413	283
Number of employees	3,428	3,478	3,420	3,428	3,478

¹ Includes amortization with contractual assets with customers - exclusive rights

144

2nd QUARTER 2020

ULTRACARGO
BALANCE SHEET

In million of Reais	JUN 20	JUN 19	MAR 19
OPERATING ASSETS
Trade receivables	62.0	33.4	42.1
Inventories	8.1	5.9	6.5
Taxes	17.4	14.8	23.4
Other	30.1	16.3	20.8
Right to use assets	475.1	246.9	466.0
Property, plant and equipment / Intangibles / Investments	1,329.3	1,214.3	1,320.1
TOTAL OPERATING ASSETS	1,922.1	1,531.7	1,878.9
OPERATING LIABILITIES
Suppliers	25.0	26.9	29.4
Salaries and related charges	37.5	19.8	24.2
Taxes	11.6	6.5	10.4
Judicial provisions	9.9	9.5	10.2
Leases payable	436.0	239.3	422.7
Other accounts payable¹	97.7	137.9	96.4
TOTAL OPERATING LIABILITIES	617.8	439.8	593.4

'¹ Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables - indemnification clients and third parties

INCOME STATEMENT

In million of Reais	2Q20	2Q19	1Q20	1H20	1H19
Net sales	155.0	126.0	163.3	318.3	252.6
Cost of services sold	(65.6)	(60.1)	(62.5)	(128.1)	(118.9)
Gross profit	89.4	66.0	100.8	190.2	133.7
Operating expenses
Selling	(1.7)	(1.9)	(1.7)	(3.4)	(3.6)
General and administrative	(26.8)	(28.3)	(30.8)	(57.6)	(55.0)
Other operating income	9.7	(49.7)	2.9	12.6	(50.6)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.0)	0.0	(0.2)	(0.3)	0.0
Operating income (loss)	70.6	(13.8)	71.0	141.6	24.5
Share of profit of subsidiaries, joint ventures and associates	0.3	0.6	0.1	0.4	1.1
EBITDA	91.5	6.5	90.5	182.1	66.1
Depreciation and amortization	20.6	19.8	19.5	40.1	40.5
Ratios
Gross margin	57.7%	52.3%	61.7%	59.8%	52.9%
Operating margin	45.6%	-11.0%	43.4%	44.5%	9.7%
EBITDA margin	59.1%	5.2%	55.4%	57.2%	26.2%
Number of employees	878	764	809	878	764

145

2nd QUARTER 2020
OXITENO
BALANCE SHEET

In million of Reais	JUN 20	JUN 19	MAR 19
OPERATING ASSETS
Trade receivables	707.8	579.7	700.1
Inventories	951.9	732.1	829.1
Taxes	665.1	577.7	712.1
Other	173.1	161.3	164.4
Right to use assets	40.1	35.5	38.2
Property, plant and equipment / Intangibles / Investments	2,962.4	2,563.7	2,948.3
TOTAL OPERATING ASSETS	5,500.2	4,650.0	5,392.2
OPERATING LIABILITIES
Suppliers	545.9	379.7	469.9
Salaries and related charges	114.7	88.9	110.5
Taxes	36.4	36.1	34.8
Judicial provisions	26.8	26.9	26.3
Leases payable	42.4	35.9	39.8
Other accounts payable	43.3	52.3	39.6
TOTAL OPERATING LIABILITIES	809.6	619.8	721.0

INCOME STATEMENT

In million of Reais	2Q20	2Q19	1Q20	1H20	1H19
Net sales	1,201.0	1,066.3	1,107.9	2,308.9	2,122.0
Cost of products sold
Variable	(798.4)	(723.5)	(729.0)	(1,527.4)	(1,462.0)
Fixed	(124.5)	(132.1)	(102.4)	(226.9)	(244.0)
Depreciation and amortization	(50.2)	(45.8)	(45.5)	(95.7)	(94.0)
Gross profit	227.9	165.0	231.0	458.9	322.0
Operating expenses
Selling	(89.8)	(83.2)	(84.5)	(174.4)	(164.6)
General and administrative	(89.2)	(90.0)	(109.7)	(198.9)	(180.9)
Other operating income	1.3	0.9	71.9	73.2	2.2
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.0)	0.1	(0.2)	(0.2)	0.4
Operating income (loss)	50.1	(7.2)	108.5	158.6	(20.9)
Share of profit of subsidiaries, joint ventures and associates	0.1	0.3	0.2	0.3	0.3
Adjusted EBITDA	161.6	44.7	192.6	354.1	84.3
Depreciation and amortization	68.2	51.6	64.2	132.4	104.9
Cash flow hedge bonds	43.1	-	19.6	62.7	-
Ratios
Gross margin (R$/ton)	1,371	899	1,279	1,323	886
Gross margin (US$/ton)	254	229	287	269	230
Operating margin (R$/ton)	302	(39)	601	457	(58)
Operating margin (US$/ton)	56	(10)	135	93	(15)
EBITDA margin (R$/ton)	972	244	1,066	1,021	232
EBITDA margin (US$/ton)	180	62	239	207	60
Number of employees	1,834	1,884	1,813	1,834	1,884

146

2nd QUARTER 2020

IPIRANGA
BALANCE SHEET

In million of Reais	JUN 20	JUN 19	MAR 19
OPERATING ASSETS
Trade receivables	2,335.9	3,012.3	2,431.9
Non-current trade receivables	439.2	356.7	388.3
Inventories	1,385.7	1,826.9	1,910.9
Taxes	1,089.6	644.0	946.2
Contractual assets with customers - exclusive rights	1,593.9	1,456.3	1,533.3
Other	533.6	585.4	539.9
Right to use assets	1,073.8	985.3	1,002.4
Property, plant and equipment / Intangibles / Investments	3,593.3	3,492.6	3,615.8
TOTAL OPERATING ASSETS	12,044.9	12,359.5	12,368.8
OPERATING LIABILITIES
Suppliers	1,690.3	1,814.5	1,575.5
Salaries and related charges	108.0	109.6	76.3
Post-employment benefits	234.6	202.5	235.0
Taxes	140.6	151.4	153.3
Judicial provisions	299.8	332.9	334.0
Leases payable	709.9	664.7	642.5
Other accounts payable	286.4	252.7	275.7
TOTAL OPERATING LIABILITIES	3,469.7	3,528.4	3,292.3

INCOME STATEMENT

In million of Reais	2Q20	2Q19	1Q20	1H20	1H19
Net sales	12,350.2	18,223.5	17,899.6	30,249.8	35,651.5
Cost of products and services sold	(12,035.0)	(17,431.8)	(17,204.6)	(29,239.6)	(33,997.3)
Gross profit	315.2	791.7	695.0	1,010.2	1,654.2
Operating expenses
Selling	(273.2)	(341.1)	(307.8)	(581.0)	(668.1)
General and administrative	(88.6)	(187.2)	(158.9)	(247.5)	(347.9)
Other operating income	21.9	41.1	44.1	66.0	65.2
Gain (loss) on disposal of property, plant and equipment and intangibles	14.0	(1.8)	6.5	20.5	(2.8)
Operating income (loss)	(10.8)	302.5	279.0	268.2	700.6
Share of profit of subsidiaries, joint ventures and associates	0.8	0.5	0.4	1.1	0.9
Adjusted EBITDA	178.7	510.7	479.9	658.6	1,107.7
Depreciation and amortization¹	188.7	207.7	200.5	389.2	406.2
Ratios
Gross margin (R$/m³)	68	141	127	100	148
Operating margin (R$/m³)	(2)	54	51	27	63
Adjusted EBITDA margin (R$/m³)	39	91	87	65	99
Adjusted EBITDA margin (%)	1.4%	2.8%	2.7%	2.2%	3.1%
Number of service stations	7,105	7,186	7,106	7,105	7,186
Number of employees	3,351	3,404	3,341	3,351	3,404

¹ Includes amortization with contractual assets with customers - exclusive rights

147

2nd QUARTER 2020

EXTRAFARMA
BALANCE SHEET

In million of Reais	JUN 20	JUN 19	MAR 19
OPERATING ASSETS
Trade receivables	66.5	176.1	71.2
Inventories	491.9	578.2	538.7
Taxes	213.7	181.3	223.9
Other	29.6	23.5	31.6
Right to use assets	402.5	484.4	415.9
Property, plant and equipment / Intangibles	508.8	1,137.8	526.5
TOTAL OPERATING ASSETS	1,713.0	2,581.2	1,807.7
OPERATING LIABILITIES
Suppliers	179.0	180.4	232.2
Salaries and related charges	58.6	55.9	42.1
Taxes	27.5	25.4	33.6
Judicial provisions	9.7	40.3	20.3
Leases payable	403.4	461.6	412.9
Other accounts payable	11.1	16.1	18.1
TOTAL OPERATING LIABILITIES	689.3	779.7	759.1

INCOME STATEMENT

In million of Reais	2Q20	2Q19	1Q20	1H20	1H19
Gross revenues	514.7	559.5	520.9	1,035.5	1,105.2
Sales returns, discounts and taxes	(30.6)	(29.7)	(27.5)	(58.1)	(59.0)
Net sales	484.1	529.8	493.3	977.4	1,046.1
Cost of products and services sold	(342.7)	(378.5)	(348.5)	(691.2)	(753.3)
Gross profit	141.3	151.3	144.8	286.2	292.8
Operating expenses	(163.3)	(191.6)	(174.4)	(337.7)	(376.9)
Other operating income	(0.6)	16.4	(0.3)	(0.9)	25.2
Gain (loss) on disposal of property, plant and equipment and intangibles	(2.3)	2.4	(0.0)	(2.4)	0.0
Impairment	-	-	-	-	-
Operating income (loss)	(24.8)	(21.5)	(29.9)	(54.8)	(58.9)
EBITDA	13.7	18.1	8.9	22.5	19.3
Depreciation and amortization	38.5	39.6	38.8	77.3	78.2
Ratios¹
Gross margin	27.5%	27.0%	27.8%	27.6%	26.5%
Operating margin	(4.8%)	(3.8%)	(5.7%)	(5.3%)	(5.3%)
EBITDA margin	2.7%	3.2%	1.7%	2.2%	1.7%
Number of employees	6,095	6,989	6,108	6,095	6,989

¹ Calculated based on gross revenues

148

ULTRAPAR PARTICIPAÇÕES S.A.

 Publicly-Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

August 12, 2020, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias; (v) other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo, Rodrigo de Almeida Pizzinatto and Tabajara Bertelli Costa; and (vi) in relation to item 1 of the agenda, the coordinator of the Audit and Risks Committee, Mr. Flávio Cesar Maia Luz and the president of the Fiscal Council, Mr. Geraldo Toffanello.

Agenda and decisions:

1.	After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2.	The members of the Board of Directors confirmed the issuance of 86,798 (eighty-six thousand, seven hundred ninety-eight) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary Shareholders’ Meeting held in January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company.

The Company’s capital stock will be represented by 1,115,005,712 (one billion, one hundred and fifteen million, five thousand, seven hundred and twelve) common shares, all of them nominative with no par value.

Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno – Secretary

149

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Issuance of common shares and postponement of dividends payment

São Paulo, August 12, 2020 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company”) informs that the Board of Directors, at a meeting held on this date, confirmed the issuance of 86,978 shares, within limits of the authorized capital stock pursuant to Article 6 of the Company's Bylaws, referring to the partial exercise of the rights conferred by the subscription warrants issued by the Company as of the approval of the merger of Extrafarma shares, approved on the Extraordinary Shareholders’ Meeting held on January 31, 2014.

The Company’s capital stock, whose total amount in Reais remains unchanged and until this date was represented by 1,114,918,734 common shares, will be represented by 1,115,005,712 common shares. The new common shares will have the same rights assigned to the other shares previously issued by the Company.

Additionally, in order to preserve the Company's cash, in a scenario of uncertainties due to the COVID-19 pandemic, the Board of Directors decided not to distribute interim dividends for the current year. The minimum mandatory dividends for the current year shall be paid after the disclosure of the annual results.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

ULTRAPAR PARTICIPAÇÕES S.A.

150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2020

ULTRAPAR HOLDINGS INC.

By	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Parent and Consolidated Interim Financial Information as of and the Three-month period Ended June 30, 2020 and Report on Review of Interim Financial Information, 2Q20 Earnings Release, Board of Directors minutes and Notice to shareholders)